Exhibit 99.2

Excerpts from Offering Memorandum

SUMMARY

You should read the following summary together with the more detailed information included elsewhere in this offering memorandum and the information and consolidated financial statements and their notes included in Intelsat S.A.’s Annual Report on Form 20-F for the year ended December 31, 2015 filed on March 8, 2016, referred to as the Annual Report, which is incorporated in this offering memorandum by reference. Investing in the notes involves significant risks, as described in the “Risk Factors” section of this offering memorandum and in our Annual Report. In this offering memorandum, unless otherwise indicated or the context otherwise requires,

•	the terms “we,” “us,” “our” and the “Company” refer to Intelsat S.A. and its currently existing subsidiaries on a consolidated basis,

•	the term “Intelsat Luxembourg” refers to Intelsat (Luxembourg) S.A., Intelsat S.A.’s indirect wholly-owned subsidiary and the direct parent of the Issuer, and not to any of its subsidiaries,

•	the terms “Intelsat Jackson” and “Issuer” refer to Intelsat Jackson Holdings S.A., Intelsat Luxembourg’s direct wholly-owned subsidiary, and not to any of its subsidiaries,

•	all references to transponder capacity or demand refer to transponder capacity or demand in the C-band and Ku-band only.

Certain other capitalized terms used in this offering memorandum are defined in the Annual Report, which is incorporated herein by reference, or elsewhere in this offering memorandum.

Our Company

Overview

We operate the world’s largest satellite services business, providing a critical layer in the global communications infrastructure. Our global communications system features a fleet of approximately 50 geosynchronous satellites that covers more than 99% of the world’s populated regions. In 2016, we launched the first satellite of our next-generation fleet design, branded as Intelsat EpicNG. We believe that we operate the largest, most reliable and most technologically advanced commercial communications network in the world.

Our customers include the world’s leading media companies, fixed and wireless telecommunications operators, data networking service providers for enterprise and mobile applications in the air and on the seas, multinational corporations, and internet service providers (“ISPs”). We are also the leading provider of commercial satellite communication services to the U.S. government and other select military organizations and their contractors. Our customers use our global network for a broad range of applications, including distributing content globally for media companies, enabling rural access solutions for wireless telecommunications providers in high-growth emerging regions, and providing the transmission layer for commercial aeronautical consumer broadband connectivity. We believe we are the sector leader by transponder share in all but two of the geographic regions covered by our network. For the year ended December 31, 2015, no single satellite generated more than 7% of our revenue and no single customer accounted for more than 7% of our revenue.

All of our satellites are located approximately 22,200 miles, or 35,800 kilometers, above the equator. Our satellites primarily provide services in the C- and Ku-band frequencies, which form the largest part of the fixed satellite services (“FSS”) sector. As of December 31, 2015, our in-orbit fleet of satellites had approximately 1,225 and 900 36-MHz equivalent transponders available for transmitting in the C-band and the Ku-band, respectively. We also hold one of the largest collections of rights to well-placed orbital slots in the most valuable C- and Ku-band spectrums. From these locations, our satellites are able to offer services in both established regions, as well as the higher growth emerging regions, where approximately 53% of our capacity is currently focused. As of December 31, 2015, the average remaining service life of our satellites was approximately 7.7 years, weighted on the basis of nominally available capacity for the station-kept satellites we own.

Our satellite capacity is complemented by our suite of IntelsatOne® managed services, including our terrestrial network comprised of leased fiber optic cable, access to Internet points of presence (“PoPs”), multiplexed video and data platforms and owned and operated teleports. We believe that our hybrid satellite-terrestrial network, combined with the world’s largest collection of FSS spectrum rights, is a unique and valuable asset. Our satellite-based network solutions offer distinct technical and economic benefits over terrestrial communications systems, including superior availability, reliability, consistency of application performance, reach and access.

Our network architecture is flexible and, coupled with our global scale, provides strong capital and operating efficiency. We are able to re-deploy capacity, moving satellites or repositioning beams to capture demand. In 2016, we launched our first next-generation Intelsat EpicNG satellite, a high throughput platform that will further increase our flexibility while decreasing our cost of transmission. Our technology has utility across a number of applications, with minimal customization required to address diverse applications. We operate our global network from a fully-integrated, centralized satellite operations facility, utilizing state of the art satellite command and control hardware and software. Our network delivered 99.998% network availability on station-kept satellites to our customers in 2015. The operational flexibility of our network and our reputation for operational and engineering excellence, built on our experience of over 50 years in the communications sector, are important elements of our differentiation and our ability to grow.

As of December 31, 2015, our contracted backlog, which is our expected future revenue under existing customer contracts, was approximately $9.4 billion, roughly four times our 2015 revenue.

Our Sector

Satellite services are an integral and growing part of the global communications infrastructure. Through unique capabilities, such as the ability to effectively blanket service regions, to offer point-to-multipoint distribution and to provide a flexible architecture, satellite services complement, and for certain applications are preferable to, terrestrial telecommunications services, including fiber and wireless technologies. The FSS sector is expected to generate revenues of approximately $13.0 billion in 2015, and transponder service revenue is expected to grow by a compound annual growth rate (“CAGR”) of 3.1% from 2015 to 2020 according to a study issued in 2015 by NSR, a leading international market research and consulting firm specializing in satellite and wireless technology and applications.

In recent years, the addressable market for FSS has expanded to include mobile applications due to its ability to provide the broadband access required by high bandwidth mobile platforms, such as for commercial ships and aircraft, as well as military mobility applications, including unmanned aerial vehicles. Satellite services also provide secure bandwidth capacity ideal for global in-theater communications since military operations are often in locations without reliable communications infrastructure.

Our sector is noted for having favorable operating characteristics, including long-term contracts, high renewal rates and strong cash flows. The fundamentals of the sector are attractive, given the global need for connectivity everywhere and explosion of global content. The continuing growth in demand in our sector, combined with the high operating margins which are characteristic of the sector, provides a resilient business model.

We believe a number of fundamental trends in our sector are creating increasing demand for satellite services:

•	Globalization of economic activities is increasing the geographic expansion of corporations and the communications networks that support them while creating new audiences for content. Globalization also increases the communications requirements for governments supporting embassy and military applications;

•	Connectivity and broadband access are essential elements of infrastructure supporting the rapid economic growth of developing nations. The penetration of broadband connectivity for businesses is expected to grow from 22% to 36% in the Africa and Middle East region over the period 2015 to 2020 according to Pyramid Research, a research consultant;

•	The emergence of new content consumers resulting from economic growth in developing regions results in increased demand for free-to-air and pay-TV content, including cable and Direct-to-Home (“DTH”). Demand for capacity to support DTH applications is expected to grow at a CAGR of 4.4% for the period 2015 to 2020, according to NSR;

•	Proliferation of formats and new sources of entertainment content results in increased bandwidth requirements as content owners seek to maximize distribution to multiple viewing audiences across multiple technologies. HDTV, and now the introduction of Ultra HD television, Internet distribution of traditional television programming, known as “Over the Top” or “OTT”, and video to mobile devices are all examples of the expanding format and distribution requirements of media programmers, the implementation of which varies greatly from developed to emerging regions. In its 2015 study, NSR forecasted that the number of standard and high definition television channels distributed worldwide for cable, broadcast and DTH is expected to grow at a CAGR of 5.7% from 2015 to 2020;

•	Mobility applications, such as wireless infrastructure, maritime communications, and aeronautical services for commercial and government applications are fueling demand for mobile bandwidth. Fixed satellite services revenue growth related to capacity demand for broadband mobility applications from land, aeronautical and maritime is expected to grow at a CAGR of 22.9% for the period 2015 to 2020, according to NSR; and

•	Connected Devices, such as those contemplated by machine-to-machine communications, the IoT and other future technology trends, will require ubiquitous coverage that might be best provided by satellite technology for certain applications in certain regions. This represents an important potential source of longer-term demand.

Our Strategy

We seek revenue growth by expanding our broadband infrastructure business in high growth regions and applications while maintaining our focus on operational discipline.

The key components of our business strategy include the following:

Focus our core business on attractive and growing broadband, mobility and media applications and innovative government solutions

We are a business-to-business provider of high performance, secure critical communications infrastructure. We intend to leverage our leading position, customer relationships, global network and regional strengths to capture new business opportunities. We believe that building infrastructure, introducing services and investing in related technology will allow us to address sectors that are much larger, and growing much faster, than the sectors we support today. This includes:

•	Providing network infrastructure for 2G, 3G and 4G wireless in developing regions;

•	Serving new and expanding DTH platforms in fast growing emerging regions and establishing new content distribution networks enabling OTT programming in emerging regions;

•	Providing flexible broadband services for commercial and governmental aeronautical, maritime and other mobile and enterprise services; and

•	Providing ubiquitous broadband for global deployment of connected devices, such as the connected car, and the continuing formation of the IoT.

Optimize and leverage our space-based assets, including orbital locations and spacecraft

We intend to maximize the revenues and returns generated by our assets by managing capacity in a disciplined and efficient manner. Key elements of our strategy include:

•	Relocating bandwidth in order to support growth for mobile and network services customers, particularly in emerging markets;

•	Joining with other satellite operators and business partners interested in combining interests at certain orbital locations to capture new opportunities, such as our recently announced strategic cooperation agreement with Azercosmos, with respect to a satellite to be known as IS-38 and our joint venture with JSAT, known as Horizons 3e;

•	Optimizing our space-based assets by creating additional marketable capacity through re-assigning traffic (grooming), repointing steerable beams and relocating satellites; and

•	Allocating capital based on expected returns and market demand, and being disciplined in the selection of the number, size and characteristics of replacement and new satellites to be launched. We do not expect to replace our existing fleet of approximately 50 satellites on a one-for-one basis.

Design and deploy our next generation satellite fleet, including Intelsat EpicNG, to capture growth from new applications and evolving customer requirements

Our customers require increasing amounts of bandwidth, with more efficiency, in order to expand the types of applications they can support and expand their addressable markets. Our next generation network investment strategy seeks to deploy space and terrestrial network elements that will allow us to deliver more bandwidth while improving unit costs.

Our next generation satellite technology, Intelsat EpicNG, will be incorporated into our fleet as we complete the scheduled replacement of our IX-series satellites. Intelsat 29e, the first of this fleet, was successfully launched in January 2016 and is expected to enter service mid-year 2016. We have one additional EpicNG satellite, Intelsat 33e, launching in 2016, and we currently have three other EpicNG satellite programs in the development and design phase, excluding our joint venture satellite, Horizons 3e, which was announced in the fourth quarter of 2015. In addition, we have one EpicNG custom payload being built on a third party-owned satellite to be known as Intelsat 32e, which will not require capital expenditure. Intelsat 32e is currently expected to launch in early 2017.

The Intelsat EpicNG platform features high throughput spot beam technology, utilizing frequency reuse in order to significantly increase the amount of throughput on the satellites. The innovative design is in contrast to other high throughput platforms. Intelsat EpicNG’s all-digital payload allows connectivities in any bandwidth increment from any beam to any beam. This attribute enables independent frequency selection of the uplink and downlink. Combined, these features provide unprecedented adaptability for a customer’s network configuration and topology, allowing customers to leverage installed hardware and to operate mixed spectrum networks. Further, Intelsat EpicNG emphasizes open architecture and backward compatibility, which provides our customer base with complete flexibility to leverage existing ground hardware capital investment, a significant element when analyzing total cost of ownership and the ability to transition easily to the newer technology.

While these EpicNG satellites are expected to cost more per satellite, our cost per bit delivered is expected to decrease significantly. Because EpicNG satellites are significantly larger in terms of capacity and throughput than traditional satellites, we expect the number of station-kept satellites we maintain in our fleet to decline over the course of a 15 year cycle. This will enhance our capital expenditure efficiency over time. Our newer assets, including our enhanced terrestrial network, IntelsatOne, are used to address current market requirements, allowing older assets to be redeployed to serve legacy customer applications still efficiently served by those assets.

We believe that new satellite technologies, including high throughput satellites such as our Intelsat EpicNG platform, should significantly improve the performance and efficiency of our network, improving our competitiveness with alternative solutions and increasing the value we can provide to customers. These improvements will also allow us to expand our addressable market into new fixed and mobile broadband applications. We are also investing in enhanced technology that is incorporated in our terrestrial network to deliver converging video and IP content, thus expanding the services we provide to the media and telecommunications industries.

Design and deploy global service offerings based upon our global footprint, leveraging the higher performance and better economics of our Intelsat EpicNG fleet

To leverage the higher performance and better economics of our EpicNG fleet, we are implementing a global service strategy that will make it easier for our customers to incorporate high throughput technology into their respective networks. Our first EpicNG-based service offering is branded as IntelsatOne Flex, and is targeted to the mobility sector. Our global footprint will allow them to expand into new service regions and also to scale their network as business dictates, effectively allowing them to move connectivity commitments between regions, which is important due to seasonality considerations. We believe this operational flexibility and capital efficiency will allow our customers to expand into new regions and applications with lower business risk, creating value for their operations.

Drive innovation through investments in ecosystem, creative business development and new business models

Complementing our innovation on our space-based assets, we are investing in a new generation of ground hardware that is expected to simplify access to satellite communications, potentially opening much larger and faster growing sectors than those traditionally served by our industry. In the first quarter of 2015, we announced the first of a series of investments in ground antennas that use metamaterials and other innovations to simplify deployment. For instance, we have entered into a development partnership with Kymeta Inc., which we expect to result in an affordable, flat antenna that could be installed in the automotive sector, enabling connected cars on a global basis.

Going forward, we will also consider select acquisitions of complementary businesses or technologies that enhance our product and geographic portfolio and can benefit from our scale, scope and status as a global leader. For instance, in 2015 we invested in a new low earth orbit project, OneWeb, which will complement our geostationary fleet by providing fully interoperable global capacity, including over the North and South Poles, which is desirable for serving mobility applications.

Recent Developments

2015 Financial Highlights

For the year ended December 31, 2015, we generated revenue of $2.35 billion with 45% generated from the Network Services customer set, 38% from the Media customer set and 16% from the Government customer set. Net loss attributable to Intelsat S.A. was $3.9 billion for the same period. Our Adjusted EBITDA, which consists of EBITDA as adjusted to exclude or include certain unusual items, certain operating expense items and certain other adjustments, was $1.85 billion, or 79% of revenue, for the year ended December 31, 2015.

As of December 31, 2015, our contracted backlog, which is our expected future revenue under existing customer contracts, was approximately $9.4 billion, roughly four times our 2015 revenue. Excluding satellite related services and other, 27% of the backlog was from the Network Services customer set, 66% was from the Media customer set and 6% was from the Government customer set. Approximately 88% of this backlog related to contracts that were non-cancelable and approximately 10% related to contracts that were cancelable subject to substantial termination fees. Approximately 35% of our contracted backlog was from Latin America & Caribbean, approximately 30% from North America, approximately 18% from Africa & Middle East, approximately 11% from Europe, and approximately 6% from Asia Pacific. The average system fill factor for our satellites, which represents the percentage of our total available transponder capacity that is in use or that is reserved at a given time (including guaranteed reservations for service), was 76% in the quarter ended December 31, 2015.

In 2015, our business encountered a number of challenges that are reflected in our operating results, and we believe these trends are likely to continue for some time. Our legacy point-to-point telecom business has been impacted by the acceleration of contract expirations and terminations in response to improved fiber availability in certain regions, we are experiencing pricing pressure related to increased transponder services supply in certain regions, and our government business has flattened due to reduced U.S. military budget and deployments. In addition, geopolitical and geo-economic conditions have resulted in the strengthening of the US dollar, rendering our services more expensive to certain international customers, particularly in Brazil and Russia. Furthermore, our U.S. media customers are increasingly adopting new compression methodologies, thereby reducing the quantum of required bandwidth, which may potentially be offset by the future proliferation of ultra-high definition services.

Appointment of New Chief Financial Officer

On January 29, 2016, we announced the appointment of Jacques Kerrest, formerly President of DPC Data Inc., to the role of Executive Vice President and Chief Financial Officer. Mr. Kerrest has extensive financial executive experience in the telecom, media and technology sectors, serving as Chief Financial Officer at a number of companies, including ActivIdentity Corporation, Virgin Media plc, and Equant Inc.

Corporate and Other Information

The Issuer and certain of the guarantors are public limited liability companies (sociétés anonymes) or private limited liability companies (sociétés à responsabilité limitée) that were registered in Luxembourg on December 15, 2009 or that have been incorporated in Luxembourg. The Issuer is registered at the Register of Commerce and Companies in Luxembourg (the “R.C.S. Luxembourg”) under number B 149.959, and Intelsat Luxembourg is registered at the R.C.S. Luxembourg under number B 149.942. The mailing address and telephone number of our registered office are: 4, rue Albert Borschette, L-1246 Luxembourg, Grand Duchy of Luxembourg, tel: +(352) 27-84-1600.

Organizational Structure

The following chart summarizes our ownership, corporate structure and principal amount of third-party indebtedness and certain intercompany notes in millions of dollars as of December 31, 2015 on a pro forma basis after giving effect to the offering.

(1)	Each of Intelsat S.A., Intelsat Investment Holdings S.à r.l., a direct wholly-owned subsidiary of Intelsat S.A. (“Intelsat Investment Holdings”), Intelsat Holdings S.A., a direct wholly-owned subsidiary of Intelsat Investment Holdings (“Intelsat Holdings”), and Intelsat Investments S.A, a direct wholly-owned subsidiary of Intelsat Holdings (“Intelsat Investments”) guarantee all the senior notes of Intelsat Luxembourg and Intelsat Jackson listed in this chart, other than the notes offered hereby.
(2)	Intelsat Luxembourg guarantees Intelsat Jackson’s obligations under the Intelsat Jackson Secured Credit Agreement and all the senior notes of Intelsat Jackson listed in this chart. The amounts shown here do not reflect Intelsat Luxembourg’s obligations under these guarantees.
(3)	The 2018 notes, the 2021 notes and the 2023 notes are not guaranteed by Intelsat Jackson or any of its subsidiaries.
(4)	Guaranteed by certain subsidiaries of Intelsat Jackson and by Intelsat Luxembourg.
(5)	Amounts due to Intelsat Intermediate LLC, a direct wholly-owned subsidiary of Intelsat Luxembourg. These amounts are eliminated in consolidation in the financial statements of Intelsat S.A. and its subsidiaries.
(6)	Certain subsidiaries guarantee Intelsat Jackson’s obligations under the Intelsat Jackson Secured Credit Agreement and the senior notes of Intelsat Jackson listed in this chart, other than the 6 5/8% Senior Notes due 2022.
(7)	Excludes $25 million aggregate principal amount of notes repurchased in the fourth quarter of 2015 and held in treasury.

Ownership

Intelsat Jackson is owned 100% by Intelsat Luxembourg, which is 100% owned by Intelsat Investments. Intelsat Investments is 100% owned by Intelsat Holdings. Intelsat Holdings is owned 100% by Intelsat Investment Holdings. Intelsat Investment Holdings is 100% owned by Intelsat S.A.

On April 23, 2013, Intelsat S.A. completed its initial public offering of common shares and a concurrent public offering of the Series A Preferred Shares. As the result, Intelsat S.A.’s common shares trade on the New

York Stock Exchange under the symbol “I” and the Series A Preferred Shares trade on the New York Stock Exchange under the symbol “I PR A.” Funds advised by BC Partners and funds advised by Silver Lake (collectively, the “Sponsors”) in the aggregate beneficially owned approximately 74% of the common shares of Intelsat S.A. outstanding immediately following the IPO.

BC Partners is a leading international private equity firm, operating through integrated teams based in Hamburg, London, New York and Paris, with advised funds in excess of €12bn. For nearly 30 years, the firm has developed a long track record of successfully acquiring and developing businesses in partnership with management, having made 91 investments with a combined enterprise value of €100 billion. Recent investments include PetSmart, Suddenlink, Springer Nature and Com Hem.

Silver Lake is the global leader in technology and technology-enabled investing, with more than $26 billion of combined assets under management and committed capital. Silver Lake has a team of over 100 investment and value creation professionals located across offices in the Silicon Valley, New York, London, Hong Kong and Tokyo. Silver Lake Partners, the firm’s large-cap technology and technology-enabled private equity platform, recently raised its fourth fund with $10.3 billion in committed capital. Current and prior investments include Alibaba, Broadcom, Dell, Gartner, Go Daddy, Motorola, Sabre, Seagate, Skype, and WME / IMG.

Summary Description of Notes

The notes offered hereby will be governed by an indenture to be entered into among the Issuer, the guarantors and Wilmington Trust, National Association, as trustee. The following is a summary of certain terms of the indenture and the notes and is qualified in its entirety by the more detailed information contained under the heading “Description of Notes” elsewhere in this offering memorandum. Certain descriptions in this offering memorandum of provisions of the indenture are summaries of such provisions and are qualified herein by reference to the indenture.

Issuer	Intelsat Jackson Holdings S.A.

Notes Offered	$1,000,000,000 in aggregate principal amount of % senior secured notes due 2024.

Maturity	, 2024.

Interest	The notes will bear interest at a rate of % per annum, payable semi-annually on March , and September of each year, commencing on September , 2016.

Interest on the notes will be computed on the basis of a 360-day year comprised of twelve 30-day months and will accrue from , 2016.

Guarantees	Intelsat Luxembourg and certain direct and indirect subsidiaries of the Issuer that guarantee the Issuer’s obligations under the Intelsat Jackson Secured Credit Agreement will unconditionally guarantee the notes.

Ranking	The notes will be the Issuer’s and the guarantors’ senior secured obligations, ranking equally in right of payment with all of the Issuer’s and the guarantors’ existing and future senior indebtedness and senior in right of payment to any existing and future subordinated indebtedness. The Notes will be effectively senior to the Issuer’s existing and future unsecured indebtedness to the extent of the value of the assets securing the Notes. The Notes and guarantees will have the benefit of the security interest in the collateral as described under “—Security”. Pursuant to the security documents and the intercreditor agreement, the security interests securing the notes will be pari passu in priority (subject to certain permitted liens as more fully described under “Description of Notes” and including exceptions described under the caption “—Security”) to all security interests in the collateral granted to secure the First Lien Obligations (as defined under “Description of Notes”). The notes and the guarantees will rank pari passu with the loans under the Intelsat Jackson Secured Credit Agreement. The notes and the guarantees will be structurally subordinated to the existing and future indebtedness of the Issuer’s non-guarantor subsidiaries.

As of December 31, 2015, on a pro forma basis after giving effect to the offering:

(a)	the Issuer (and not any of its subsidiaries) would have had approximately $4.1 billion aggregate principal amount of secured indebtedness outstanding (including and ranking pari passu with the notes);

(b)	the Issuer (and not any of its subsidiaries) would have had approximately $8.5 billion aggregate principal amount of senior unsecured indebtedness outstanding;

(c)	the Issuer would not have had any subordinated indebtedness outstanding;

(d)	the Issuer’s subsidiaries that are guarantors would have had approximately $4.1 billion aggregate principal amount of secured third-party indebtedness outstanding (including guarantees of the notes);

(e)	the Issuer’s subsidiaries that are guarantors would have had approximately $6.9 billion aggregate principal amount of unsecured third-party indebtedness outstanding; and

(f)	Intelsat Luxembourg (and not any of its subsidiaries) would have had approximately $3.5 billion aggregate principal amount of indebtedness outstanding and would not have had any secured indebtedness or any subordinated indebtedness outstanding, excluding indebtedness of Intelsat Luxembourg’s subsidiaries guaranteed by Intelsat Luxembourg.

In addition, as of December 31, 2015, Intelsat Jackson had approximately $488.7 million (net of standby letters of credit) of availability under its senior secured credit facilities, all of which would be obligations of Intelsat Jackson and the guarantors of the senior secured credit facilities, including Intelsat Luxembourg and certain subsidiaries of Intelsat Jackson.

Security	The notes and the related guarantees will be secured by first priority security interests in the collateral (which generally includes substantially all of the existing and future assets of the Issuer and the subsidiary guarantors) subject to permitted liens and certain exclusions as described herein.

Except to the extent it secures indebtedness under the Intelsat Jackson Secured Credit Agreement, the collateral will not include, subject to certain exceptions:

(1)	each instrument or agreement evidencing certain installment sales executed in connection with the Reorganization (as defined under “Description of Notes”);

(2)	the ECA Collateral (as defined under “Description of Notes”);

(3)	more than 65% of the issued and outstanding equity interest in any foreign subsidiary in the aggregate;

(4)	any U.S. Federal Communications Commission licenses to the extent (but only to the extent) that at such time the collateral trustee under the relevant security agreement may not validly possess a security interest therein pursuant to the Communications Act of 1934, as amended, and the regulations promulgated thereunder, as in effect at such time; and

(5)	certain other exceptions.

For more information on the security granted, see “Description of Notes—Security.” The security interests in the assets securing the notes may be released under certain circumstances. See “Risk Factors—Risks Related to Our Indebtedness and the Notes,” “Description of Notes—Security—Collateral Agency and Intercreditor Agreement” and “Description of Notes—Security—Release of Collateral.”

Optional Redemption	The Issuer may redeem all or a portion of the notes at any time prior to , 2019, at a price equal to 100% of the principal amount thereof plus the make-whole premium described in “Description of Notes—Optional Redemption,” plus any accrued and unpaid interest to the redemption date.

Thereafter, the Issuer may redeem all or a portion of the notes at the redemption prices listed in “Description of Notes—Optional Redemption,” plus any accrued and unpaid interest.

At any time, which may be more than once, before , 2019, the Issuer may redeem up to 40% of the outstanding notes with the proceeds of certain equity offerings and capital contributions, as long as:

•	the Issuer pays a redemption price equal to % of the principal amount of such notes (plus any accrued and unpaid interest);

•	the notes are redeemed within 90 days of completing such equity offering or of such capital contribution; and

•	at least 60% of the aggregate principal amount of such notes remains outstanding afterwards.

Change of Control	If a change of control of the Issuer occurs, the Issuer must give holders of the notes the opportunity to sell the Issuer their notes at 101% of their principal amount, plus any accrued and unpaid interest to the repurchase date.

The Issuer might not be able to pay you the required price for notes you present to it at the time of a change of control, because:

•	the Issuer might not have enough funds at that time; or

•	the terms of the Issuer’s other debt may prevent it from paying.

Asset Sale Proceeds	If the Issuer or certain of its subsidiaries engage in asset sales or receive certain proceeds from certain events of loss, the Issuer generally must either invest the net cash proceeds from such sales or events of loss in our business within a specified period of time, prepay senior secured debt or debt of non-guarantor subsidiaries or make an offer to purchase a principal amount of the notes equal to the excess net cash proceeds. The purchase price of the notes will be 100% of their principal amount, plus accrued interest, if any, to the repurchase date.

Certain Covenants	The indenture governing the notes will contain covenants that, among other things, will limit the Issuer’s and certain of its subsidiaries’ ability to:

•	incur or guarantee additional indebtedness or issue disqualified or preferred stock;

•	pay dividends or distributions on the Issuer’s ordinary shares or repurchase the Issuer’s ordinary shares;

•	make certain investments;

•	create liens on their assets to secure debt;

•	enter into transactions with affiliates;

•	merge, consolidate or amalgamate with another company; and

•	transfer and sell assets.

These covenants are subject to a number of important limitations and exceptions. In addition, the restrictive covenants will not apply to the parent guarantor. Certain covenants will cease to apply to the notes when and for so long as the notes have investment grade ratings from both Moody’s Investor Service, Inc. and Standard & Poor’s. See “Description of Notes.”

Registration Rights	The notes will not have any registration rights, and we will not be required to complete a registered exchange offer or file a shelf registration statement for resales of the notes.

No TIA Qualification	The indenture governing the notes will not be qualified under the TIA and will not contain the terms set forth therein.

Governing Law	The notes and the indenture governing the notes will be governed by New York law.

Transfer Restrictions	The notes have not been registered under the Securities Act or any state securities laws. Unless they are registered, the notes may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. We have no obligation or intention of registering the notes under the Securities Act or any state securities laws. See “Transfer Restrictions.”

Use of Proceeds	The Issuer expects to use the net proceeds from the sale of the notes for general corporate purposes, which may include the repayment or repurchase of debt of the Issuer or Intelsat Luxembourg, including intercompany loans payable by the Issuer to Intelsat Luxembourg and its affiliates, and for working capital purposes. We also expect to use a portion of the proceeds to pay fees and expenses related to the offering. See “Use of Proceeds.”

No Prior Market	The notes are a new issue of securities and there is currently no established trading market for the notes. An active or liquid market may not develop for the notes. See “Plan of Distribution.”

Risk Factors	Investing in the notes involves substantial risk. See “Risk Factors” in this offering memorandum and the documents incorporated herein by reference for a discussion of certain factors that you should carefully consider before investing in the notes.

Summary Historical Consolidated Financial and Other Data of Intelsat S.A.

The following information is only a summary and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and the notes thereto included in the Annual Report and incorporated by reference herein.

The summary historical consolidated statement of operations data and cash flow data for the years ended December 31, 2013, 2014 and 2015, and the summary consolidated balance sheet data as of December 31, 2014 and 2015 have been derived from audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP and are included in the Annual Report incorporated by reference herein. The summary consolidated balance sheet data as of December 31, 2013 has been derived from audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP and which are not incorporated by reference herein.

Information regarding EBITDA, Adjusted EBITDA and the consolidated financial results of Intelsat S.A. and its subsidiaries is included in the Annual Report incorporated by reference herein.

	Year Ended December 31,
	2013	2014	2015
	(in thousands, except number of satellites)
Consolidated Statement of Operations Data:
Revenue	$2,603,623	$2,472,386	$2,352,521
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	375,769	348,348	328,501
Selling, general and administrative	288,467	197,407	199,412
Impairment of goodwill and other intangibles	—	—	4,165,400
Depreciation and amortization	736,567	679,351	687,729
Gain on satellite insurance recoveries	(9,618)	—	—

Total operating expenses	1,391,185	1,225,106	5,381,042

Income (loss) from operations	1,212,438	1,247,280	(3,028,521)
Interest expense, net	1,122,261	944,787	890,279
Gain (loss) on early extinguishment of debt	(368,089)	(40,423)	7,061
Other expense, net	(4,918)	(2,593)	(6,201)

Income (loss) before income taxes	(282,830)	259,477	(3,917,940)
Provision for (benefit from) income taxes	(30,837)	22,971	1,513

Net income (loss)	(251,993)	236,506	(3,919,453)
Net income attributable to noncontrolling interest.	(3,687)	(3,974)	(3,934)

Net income (loss) attributable to Intelsat S.A.	$(255,680)	$232,532	$(3,923,387)

Consolidated Cash Flow Data:
Net cash provided by operating activities	$716,892	$1,046,170	$910,031
Net cash used in investing activities	(134,061)	(645,250)	(749,354)
Net cash used in financing activities	(516,523)	(519,003)	(102,986)
Other Data:
Capital expenditures	$600,792	$645,424	$724,362
Backlog (at period end)	$10,114,267	$9,997,657	$9,375,096
Number of satellites (at period end)	51	50	49
Cash interest expense (1)	$1,283,439	$970,345	$894,465
EBITDA (2)	$1,944,087	$1,924,038	$(2,346,993)
Adjusted EBITDA (2)	$2,033,431	$1,958,682	$1,854,519

	As of December 31,
	2013	2014	2015
	(in thousands)
Consolidated Balance Sheet Data (at period end):
Cash and cash equivalents, net of restricted cash	$247,790	$123,147	$171,541
Satellites and other property and equipment, net	5,805,540	5,880,264	5,988,317
Total assets	16,408,217	16,326,434	12,253,590
Total debt	15,105,961	14,668,221	14,611,379
Shareholders’ deficit	(975,353)	(776,268)	(4,649,565)

(1)	Cash interest expense excludes (i) amortization of debt issuance costs and (ii) amortization of the unamortized discount and premium on certain of Intelsat Jackson’s senior notes and credit facilities.
(2)	EBITDA consists of earnings before net interest, loss on early extinguishment of debt, taxes and depreciation and amortization. Given our high level of leverage, refinancing activities are a frequent part of our efforts to manage our costs of borrowing. Accordingly, we consider loss on early extinguishment of debt an element of interest expense. EBITDA is a measure commonly used in the FSS sector, and we present EBITDA to enhance the understanding of our operating performance. We use EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. However, EBITDA is not a measure of financial performance under U.S. GAAP, and our EBITDA may not be comparable to similarly titled measures of other companies. EBITDA should not be considered as an alternative to operating income (loss) or net income (loss) determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

In addition to EBITDA, we calculate a measure called Adjusted EBITDA to assess the operating performance of Intelsat S.A. Adjusted EBITDA consists of EBITDA of Intelsat S.A. as adjusted to exclude or include certain unusual items, certain other operating expense items and certain other adjustments as described in the table and related footnotes below. Our management believes that the presentation of Adjusted EBITDA provides useful information to investors, lenders and financial analysts regarding our financial condition and results of operations because it permits clearer comparability of our operating performance between periods. By excluding the potential volatility related to the timing and extent of non-operating activities, such as impairments of asset value and other non-recurring items, our management believes that Adjusted EBITDA provides a useful means of evaluating the success of our operating activities. We also use Adjusted EBITDA, together with other appropriate metrics, to set goals for and measure the operating performance of our business, and it is one of the principal measures we use to evaluate our management’s performance in determining compensation under our incentive compensation plans. Adjusted EBITDA measures have been used historically by investors, lenders and financial analysts to estimate the value of a company, to make informed investment decisions and to evaluate performance. Our management believes that the inclusion of Adjusted EBITDA facilitates comparison of our results with those of companies having different capital structures.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. Adjusted EBITDA should not be considered as an alternative to operating income (loss) or net income (loss) determined in accordance with U.S. GAAP, as an indicator of our operating performance, as an alternative to cash flows from operating activities determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

A reconciliation of net loss to EBITDA and EBITDA to Adjusted EBITDA is as follows (in thousands):

	Year Ended December 31,
	2013	2014	2015
Net income (loss)	$(251,993)	$236,506	$(3,919,453)
Add (Subtract):
Interest expense, net	1,122,261	944,787	890,279
Loss (gain) on early extinguishment of debt	368,089	40,423	(7,061)
Provision for (benefit from) income taxes	(30,837)	22,971	1,513
Depreciation and amortization	736,567	679,351	687,729

EBITDA	$1,944,087	$1,924,038	$(2,346,993)

Add (Subtract):
Compensation and benefits (a)	25,711	22,921	26,235
Management fees (b)	64,239	—	—
Non-recurring and other non-cash items (c)	(606)	11,723	9,877
Impairment of goodwill and other intangibles (d)	—	—	4,165,400

Adjusted EBITDA	$2,033,431	$1,958,682	$1,854,519

(a)	Reflects non-cash expenses incurred relating to our equity compensation plans and a portion of the expenses related to our defined benefit retirement plan and other postretirement benefits.
(b)	Reflects expenses incurred in connection with the monitoring fee agreement dated February 4, 2008 (the “2008 MFA”). In connection with the IPO in April 2013, the 2008 MFA was terminated.
(c)	Reflects certain non-recurring gains and losses and non-cash items, including the following: costs associated with development activities in 2014 and 2015; expenses related to the IPO in 2013; non-cash expense related to the recognition of expense on a straight-line basis for certain office space leases; non-recurring litigation expenses in 2014; severance and retention payments; expenses associated with the relocation of our U.S. administrative headquarters and primary satellite operations center in 2014; expenses associated with the relocation of our government business subsidiary to our U.S. administrative headquarters facility in 2015; the total impairment of an immaterial investment in 2013; and other various non-recurring expenses. These costs were partially offset by a gain on satellite insurance recoveries in 2013; non-cash income related to the recognition of deferred revenue on a straight-line basis for certain prepaid capacity service contracts for 2013 to 2015; and adjustments to certain vendor payments in 2013.
(d)	Reflects a non-cash goodwill and other intangibles impairment charge due to our annual impairment test which indicated that both our goodwill and our non-amortizable intangible trade name asset exceeded their estimated fair value.

RISK FACTORS

You should carefully consider the risks described below, as well as the risk factors under “Risk Factors” in the Annual Report, which are incorporated herein by reference, before deciding to invest in the notes. The risks described below are not the only ones that we may face. Additional risks that are not currently known to us or that we currently consider immaterial may also impair our business, financial condition or results of operations.

Risk Factors Relating to Our Indebtedness and the Notes

We have a substantial amount of indebtedness, which may adversely affect our cash flow and our ability to remain in compliance with debt covenants and make payments on our indebtedness, including the notes, operate our business and react to changes in the economy and our industry.

As of December 31, 2015, we had an aggregate of $14.6 billion of principal indebtedness outstanding on a consolidated basis. As of such date, after giving effect to the offering:

•	the Issuer (and not any of its subsidiaries) would have had approximately $4.1 billion aggregate principal amount of secured indebtedness outstanding (including and ranking pari passu with the notes);

•	the Issuer (and not any of its subsidiaries) would have had approximately $8.5 billion aggregate principal amount of senior unsecured indebtedness outstanding;

•	the Issuer would not have had any subordinated indebtedness outstanding;

•	the Issuer’s subsidiaries that are guarantors would have had approximately $4.1 billion aggregate principal amount of secured third-party indebtedness outstanding (including guarantees of the notes);

•	the Issuer’s subsidiaries that are guarantors would have had approximately $6.9 billion aggregate principal amount of unsecured third-party indebtedness outstanding; and

•	Intelsat Luxembourg (and not any of its subsidiaries) would have had approximately $3.5 billion aggregate principal amount of indebtedness outstanding and would not have had any secured indebtedness or any subordinated indebtedness outstanding, excluding indebtedness of Intelsat Luxembourg’s subsidiaries guaranteed by Intelsat Luxembourg.

In addition, as of December 31, 2015, Intelsat Jackson had approximately $488.7 million (net of standby letters of credit) of availability under its senior secured credit facilities, all of which would be obligations of Intelsat Jackson and the guarantors of the senior secured credit facilities, including Intelsat Luxembourg and certain subsidiaries of Intelsat Jackson.

The indentures and credit agreements governing a substantial portion of the outstanding debt of Intelsat Luxembourg and Intelsat Jackson and their respective subsidiaries permit each of these companies to make payments to their respective direct and indirect parent companies to fund the cash interest payments on such indebtedness, so long as no default or event of default shall have occurred and be continuing or would occur as a consequence thereof.

Our substantial indebtedness could have important consequences. For example, it could:

•	make it more difficult for us to satisfy obligations with respect to indebtedness, including the notes, which could result in an event of default and an acceleration of all of our indebtedness and foreclosure by lenders on our assets securing our debt secured by such assets, including the notes;

•	require us to dedicate a substantial portion of available cash flow to pay principal and interest on our outstanding debt, which will reduce the funds available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	limit flexibility in planning for and reacting to changes in the economy, our business and the industry in which we operate;

•	increase our vulnerability to general adverse economic and industry conditions and to a deterioration in operating results;

•	limit our ability to engage in strategic transactions, implement our business strategies or make capital expenditures;

•	limit our ability to borrow additional funds, or to refinance, repay or restructure our existing indebtedness; and

•	place us at a disadvantage compared to any competitors that have less debt.

Any of the factors listed above could materially and adversely affect our business and our results of operations. Furthermore, our interest expense could increase if interest rates rise because certain portions of our debt bear interest at floating rates. If we do not have sufficient cash flow to service our debt, we may be required to refinance all or part of our existing debt, sell assets, borrow more money or sell securities, none of which we can guarantee we will be able to do.

We may be able to incur additional indebtedness, including secured indebtedness, in the future. If we incur new indebtedness, the related risks, including those described above, could intensify. Although the indentures governing the notes and our other outstanding notes, the credit agreement governing Intelsat Jackson’s senior secured credit facilities (the “Intelsat Jackson Secured Credit Agreement” or our “Credit Agreement”) and other agreements governing our indebtedness contain and will contain restrictions on the incurrence of certain additional indebtedness, including secured indebtedness, these restrictions are subject to a number of important qualifications and exceptions. Our ability to incur additional indebtedness, including additional secured indebtedness, is dependent to a large degree on compliance with the covenants in our debt instruments relating to the incurrence of indebtedness and the creation of liens. Compliance with these covenants depends on a number of factors, including the related qualifications and exceptions to those covenants. The qualifications and exceptions are in some cases based on measures that fluctuate, such as our Adjusted EBITDA, total indebtedness, total secured indebtedness and total assets, and in other cases are based on fixed dollar amounts. In addition, in some cases the amount of indebtedness that we may incur is dependent on how we use the proceeds from incurrence of such indebtedness (for example, to refinance existing debt or to make purchases of capital equipment). We generally have the ability to allocate the debt that we incur among the various qualifications and exceptions to the covenants and have the ability to change those allocations at a later time within the limitations of the covenants at that later time. We believe that immediately prior to the offering, Intelsat Jackson could incur up to approximately $2.0 billion of additional secured indebtedness, including by drawing on our revolving credit facility. Our ability to draw on our revolving credit facility is limited by the limitations in our indentures regarding the incurrence of secured indebtedness. This amount could change in the future based on changes to the measures described above and the changes in the allocation among the applicable qualifications and exceptions. In addition, while Intelsat Jackson’s 2022 Notes are not currently guaranteed by any of its subsidiaries, to the extent Intelsat Jackson incurs debt in reliance on the exception to the indebtedness covenant in the 2022 Notes indenture, commonly referred to as “ratio debt”, it would be required to cause each of the subsidiary guarantors to guarantee the 2022 notes under the terms of the 2022 Notes indenture.

Our ability to refinance our indebtedness depends on many factors beyond our control.

We will likely need to refinance or restructure a substantial portion of our indebtedness prior to the maturity of the notes. For instance, the Issuer and Intelsat Luxembourg will have significant maturities in 2019 and 2018, respectively, that will need to be refinanced. Specifically, the term loans under the Intelsat Jackson Secured Credit Agreement with an outstanding principal balance of approximately $3.095 billion as of December 31, 2015 mature in June 2019 and the Issuer’s 7 1⁄4% Senior Notes due 2019 (the “2019 Jackson Notes”) with an aggregate principal amount outstanding of approximately $1.5 billion mature in April 2019. In addition, Intelsat Luxembourg’s 6 3⁄4% Senior Notes due 2018 (the “2018 Luxembourg Notes”) with an aggregate principal amount outstanding of approximately $475 million (excluding amounts held in treasury) mature in April 2018. Our ability to refinance or restructure our indebtedness will depend on a number of things, including market conditions and our financial condition at the time of such refinancing or restructuring. No assurance can be given that we will be able to access the capital markets when necessary or that we can complete such refinancing or restructuring on terms that are acceptable to us, or at all. Any refinancing of our debt could be at higher interest rates, which would result in an increase in the interest expense relating to such refinanced indebtedness. In addition, the terms of our existing credit facilities and indentures governing our debt securities may restrict us from refinancing or restructuring our indebtedness. Even if we are able to refinance or restructure our indebtedness, the instruments governing any such refinancing indebtedness could include terms that further restrict our business operations and thereby affect our results of operations and financial conditions, as well as our ability to refinance other indebtedness. Any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis or deterioration of our business or results of operations would likely result in a reduction of our credit rating, which could harm our ability to refinance our indebtedness on acceptable terms and materially adversely affect our financial condition, cash flows and results of operations and, in turn, impair our ability to make payment under the notes.

Finally, while we may enter into discussions with holders of indebtedness of the Issuer or Intelsat Luxembourg to effect any such transactions, repayments or other refinancing from time to time, no assurance can be given that any such discussions would be successful and such discussions may be terminated at any time.

Our management will have broad discretion over the use of the proceeds.

As noted under “Use of Proceeds,” we expect to receive approximately $982.5 million in net proceeds from this offering after giving effect to the initial purchasers discounts and paying fees and expenses related to this offering. We intend to use the net proceeds from the offering for general corporate purposes, which may include working capital and to repay, repurchase, facilitate an exchange and/or restructure existing debt of the Issuer and/or Intelsat Luxembourg including intercompany debt due to Intelsat Luxembourg and its affiliates, such as the Intercompany Loan (as defined in “Description of Other Indebtedness—Significant Intercompany Loan—Intelsat Intermediate LLC Intercompany Loan”). However, at this time we have not determined whether we will repay, repurchase, exchange or restructure indebtedness of the Issuer or Intelsat Luxembourg or both, the specific maturities we will repay, repurchase, exchange or restructure, or the terms or manner in which we will effect such repurchases, repayments or other transactions. To the extent we were to utilize in full our capacity to incur secured indebtedness in connection with the repayment or restructuring of our outstanding indebtedness, we may not be able to make drawings under our revolving credit facility and might terminate such facility.

The Issuer or Intelsat Luxembourg may choose to repurchase or repay indebtedness with longer maturities with the net proceeds from this offering instead of indebtedness with shorter maturities. If the Issuer or Intelsat Luxembourg were to repay longer maturities, the Issuer or Intelsat Luxembourg would likely need to refinance shorter maturities to repay such indebtedness as it becomes due, including the 2019 Jackson Notes, the Issuer’s Credit Agreement with a maturity in 2019 and the 2018 Luxembourg Notes. No assurance can be given that the Issuer or Intelsat Luxembourg will be able to access sufficient capital when necessary to refinance their respective indebtedness. Further, Intelsat Luxembourg has no operations of its own and therefore would need to rely on dividends or loans from the Issuer to repay indebtedness if it is unable to obtain debt or equity financing from other sources. However, the Issuer’s Credit Agreement and the indentures governing the Issuer’s debt securities limit its ability to make dividends and loans to Intelsat Luxembourg.

To the extent permitted under the agreements governing the Issuer’s indebtedness, the Issuer may utilize a portion of the net proceeds from the offering to make one or more dividends, loans or other distributions or investments in a restricted subsidiary or an unrestricted subsidiary of the Issuer or Intelsat Luxembourg, which subsidiary could then either use such proceeds to repurchase indebtedness of the Issuer or Intelsat Luxembourg or lend such funds to Intelsat Luxembourg to allow it to repay, repurchase, facilitate an exchange for and/or restructure its debt securities. However, there can be no assurance as to the extent to which the Issuer will be able to successfully complete such transactions.

We may also, separately or in connection with the use of proceeds of this offering, pursue other financing, refinancing, repurchase or other balance sheet management opportunities.

The Issuer is a holding company with no independent operations or assets. Repayment of our debt, including the notes, is dependent on cash flow generated by our subsidiaries, and these notes are subject to a cross-default if we default on certain of our obligations.

The Issuer is a holding company, and all of our satellites are owned by its indirect subsidiaries. The Issuer’s direct parent company, Intelsat Luxembourg, is also a holding company and has outstanding indebtedness. Repayment of the Issuer’s indebtedness, including the notes, is dependent on the generation of cash flow by the Issuer’s subsidiaries.

Unless they are guarantors, the Issuer’s subsidiaries do not have any obligation to pay amounts due on the notes or to make funds available for that purpose. The Issuer’s subsidiaries may not be able to, or be permitted to, make distributions to enable the Issuer to make payments in respect of its indebtedness, including the notes, or to enable the parent guarantor to make payments in respect of its indebtedness, including its guarantee of the notes. Each of the Issuer’s subsidiaries is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit the Issuer’s ability to obtain cash from its subsidiaries. While the indenture governing the notes will limit the ability of the Issuer’s subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to the Issuer, these limitations are subject to certain qualifications and exceptions. If the Issuer does not receive distributions from its subsidiaries, the Issuer may be unable to make required principal and interest payments on its indebtedness, including the notes. If the Issuer were unable to receive dividends or distributions from its subsidiaries to make required principal and interest payments on its indebtedness, it may face liquidity problems and be forced to refinance its indebtedness, seek additional capital or sell assets. We can provide no assurance that we would be able to refinance our indebtedness, obtain additional capital or sell assets on commercially reasonable terms, if at all. Additionally, the Issuer may not be able to make distributions required to service the indebtedness of the parent guarantor.

In addition, notwithstanding the fact that the Issuer will not guarantee or otherwise agree to be liable for the indebtedness of the parent guarantor, no assurance can be given that a court or other tribunal in a bankruptcy or similar proceeding would not seek to “substantively consolidate” the estates of the Issuer and the parent guarantor. “Substantive consolidation” would effectively merge the assets and liabilities of affiliated entities, such as the parent guarantor and the Issuer, in bankruptcy so that they will be treated as though held and incurred by one entity. If a bankruptcy court were to reach such a finding, the notes would no longer be “structurally senior” to any indebtedness of the parent guarantor.

To service our third-party indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control, and any failure to meet our third-party debt service obligations could harm our business, financial condition and results of operations.

On a pro forma basis after giving effect to the offering, the Issuer’s and its subsidiaries’ estimated payment obligations with respect to their indebtedness for the four quarters ending after the expected closing of this offering are comprised of approximately $739 million of interest payments, excluding payments related to satellite performance incentives due to satellite manufacturers.

On the same pro forma basis, estimated payment obligations with respect to the third-party indebtedness of Intelsat Luxembourg and its subsidiaries for the four quarters ending after the expected closing of this offering, which include the payment obligations of the Issuer and its subsidiaries, are comprised of approximately $1.0 billion of interest payments, excluding payments related to satellite performance incentives due to satellite manufacturers.

Each of the Issuer’s and the guarantors’ ability to pay interest on and principal of their notes and our ability to satisfy our other debt obligations will depend principally upon our future operating performance and the ability of our subsidiaries to pay dividends or make distributions to us. As a result, prevailing economic conditions and financial, business and other factors, many of which are beyond our control, will affect our ability to make payments on our indebtedness. If we do not generate sufficient cash flow from operations to satisfy our debt service obligations, including payments on the notes, or if our subsidiaries are prohibited from paying dividends or making distributions because of restrictions in the agreements governing their indebtedness or otherwise, we may have to undertake alternative financing plans, such as refinancing or restructuring our indebtedness, selling assets, reducing or delaying capital investments or seeking to raise additional capital. Our ability to refinance or restructure our debt will depend on the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. In addition, the terms of our and our subsidiaries’ existing or future debt instruments, including the Intelsat Jackson Secured Credit Agreement and the indentures governing the notes and our other outstanding notes, may restrict us from adopting some of these alternatives and these instruments may limit our ability to distribute or loan money to Intelsat Luxembourg that can be used to repay its indebtedness. Furthermore, the Sponsors have no obligation to provide us with debt or equity financing in the future. Our inability to generate sufficient cash flow to satisfy our debt service obligations, including the Issuer’s inability to service the notes or its other debt obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect, which could be material, on our business, financial position, results of operations and cash flows, as well as on each of the Issuer’s and the guarantors’ ability to satisfy their obligations in respect of their respective notes.

The terms of the Intelsat Jackson Secured Credit Agreement and the indentures governing the notes and our other outstanding notes, and the terms of our other indebtedness, may restrict our current and future operations, particularly our ability to respond to changes in our business or to take certain actions.

The Intelsat Jackson Secured Credit Agreement, the indentures governing the notes and our other outstanding notes, and the terms of our other outstanding indebtedness, contain or will contain, and any future indebtedness of ours would likely contain, a number of restrictive covenants imposing significant operating and financial restrictions on Intelsat Luxembourg and some or all of its subsidiaries, including restrictions that may limit our ability to engage in acts that may be in our long-term best interests. The Intelsat Jackson Secured Credit Agreement includes two financial covenants. Intelsat Jackson must maintain a consolidated secured debt to consolidated EBITDA ratio of less than or equal to 3.50 to 1.00 at the end of each fiscal quarter as well as a consolidated EBITDA to consolidated interest expense ratio of greater than or equal to 1.75 to 1.00 at the end of each fiscal quarter, in each case as such financial measures are defined in the Intelsat Jackson Secured Credit Agreement. As of December 31, 2015, the consolidated secured debt to Consolidated EBITDA ratio was 1.58 to 1.00 and the consolidated EBITDA to consolidated interest expense ratio of 2.59 to 1.00.

In addition, the Intelsat Jackson Secured Credit Agreement requires Intelsat Jackson to use a portion of the proceeds of certain asset sales, which are in excess of a specified amount and are not reinvested in its business, to repay indebtedness under such agreement.

The Intelsat Jackson Secured Credit Agreement and the indentures governing the notes and our other outstanding notes, and the terms of our other outstanding indebtedness include covenants restricting, among other things, the ability of Intelsat Luxembourg and Intelsat Jackson or their respective subsidiaries to:

•	incur or guarantee additional debt or issue disqualified stock;

•	pay dividends (including to fund cash interest payments at different entity levels), or make redemptions, repurchases or distributions, with respect to ordinary shares or capital stock;

•	create or incur certain liens;

•	make certain loans or investments;

•	engage in mergers, acquisitions, amalgamations, asset sales and sale and leaseback transactions; and

•	engage in transactions with affiliates.

In addition, while the Issuer’s 6 5⁄8% Senior Secured Notes due 2022 (the “2022 Jackson Notes”) are not currently guaranteed by any of its subsidiaries, to the extent the Issuer incurs additional indebtedness, it could be required by the terms of the indenture governing the 2022 Jackson Notes to cause each of the subsidiary guarantors to guarantee the 2022 Jackson Notes. In addition, while Intelsat Jackson’s 2022 Notes are not currently guaranteed by any of its subsidiaries, to the extent Intelsat Jackson incurs debt in reliance on the exception to the indebtedness covenant in the 2022 Notes indenture, commonly referred to as “ratio debt”, it would be required to cause each of the subsidiary guarantors to guarantee the 2022 notes under the terms of the 2022 Notes indenture.

These covenants are subject to a number of qualifications and exceptions. The operating and financial restrictions and covenants in our existing debt agreements and any future financing agreements may adversely affect our ability to finance future operations or capital needs or to engage in other business activities. A breach of any of the restrictive covenants in the Intelsat Jackson Secured Credit Agreement could result in a default under such agreement. If any such default occurs, the lenders under the Intelsat Jackson Secured Credit Agreement may elect to declare all outstanding borrowings, together with accrued interest and other fees, to be immediately due and payable, enforce their security interest or require us to apply all available cash to repay these borrowings. If this occurred under the Intelsat Jackson Secured Credit Agreement, this would result in an event of default under the notes and our other outstanding notes. The lenders under the Intelsat Jackson Secured Credit Agreement will also have the right in these circumstances to terminate any commitments they have to fund further borrowings. If Intelsat Jackson were unable to repay outstanding borrowings when due, the lenders under the Intelsat Jackson Secured Credit Agreement would have the right to proceed against the collateral. If the debt under the Intelsat Jackson Secured Credit Agreement were to be accelerated, our assets might not be sufficient to repay such debt and the notes in full or to repay our other debt.

Value should not be assigned to the guarantees of the notes provided by the parent guarantor and you should not expect the parent guarantor to participate in making any payments in respect of the notes or the guarantees.

The notes will be guaranteed by Intelsat Luxembourg on the issue date of the notes, but you should not assign any value to such guarantee. The parent guarantor is a holding company, the only assets of which are the shares of its direct wholly-owned subsidiaries. The parent guarantor is dependent on the ability of the Issuer and its subsidiaries to generate cash flow and make this cash available to the parent guarantor by dividend, distribution, loan or otherwise for the service of its indebtedness. The restrictive covenants in the indenture governing the notes will apply only to the Issuer and certain of its subsidiaries and will not apply to any direct or indirect parent of the Issuer, including the parent guarantor. As noted elsewhere in these “Risk Factors” and in this offering memorandum, the parent guarantor currently has a substantial amount of indebtedness (including guarantees of subsidiary indebtedness) outstanding, totaling $14.7 billion in aggregate principal amount. At December 31, 2015, we conducted an analysis of the fair value of our intangible assets and as a result recorded a non-cash impairment to our goodwill and other intangible assets of $4.2 billion. Following this impairment charge, our reported total assets were $12.3 billion, and our reported total liabilities (including indebtedness) was $16.9 billion. Any direct or indirect parent of the Issuer, including the parent guarantor, may be able to incur significant additional indebtedness in the future, and the indenture governing the notes will not prohibit any such entity from doing so. If any additional indebtedness is incurred by any of these entities, the risks of servicing the indebtedness of these entities will be magnified.

The notes and the guarantees will be structurally subordinated to all of the liabilities of the Issuer’s subsidiaries that are not guarantors, and the assets of the Issuer’s non-guarantor subsidiaries may not be available to make payments on the notes.

Not all of the Issuer’s subsidiaries will be required to guarantee the notes. If any non-guarantor subsidiary becomes insolvent, liquidates, reorganizes, dissolves or otherwise winds up, holders of its indebtedness and its trade creditors generally will be entitled to payment on their claims from the assets of that subsidiary before any of those assets are made available to the Issuer. Consequently, claims in respect of the notes will be structurally subordinated to all of the liabilities of the Issuer’s non-guarantor subsidiaries, including trade payables, and any claims of third-party holders of preferred equity interests, if any, in the Issuer’s non-guarantor subsidiaries. All obligations of our non-guarantor subsidiaries will have to be satisfied before any of the assets of such subsidiaries would be available for distributions, upon a liquidation or otherwise, to us or a guarantor of the notes.

The notes will not be subject to the Trust Indenture Act.

The notes will not be issued under a trust indenture qualified under the Trust Indenture Act of 1939, as amended. Accordingly, you will not have the benefit of the protection of the Trust Indenture Act, including Section 3.16(b) thereof, with respect to your investment in the notes.

Enforcing your rights as a holder of the notes or under the guarantees in foreign jurisdictions may be difficult.

The Issuer, the parent guarantor and certain of the subsidiary guarantors are Luxembourg companies. Also, guarantees will be granted by companies located in the United States, the United Kingdom, Gibraltar, Ireland, the Islands of Bermuda and other jurisdictions and in the jurisdiction of organization of any other existing or future guarantor of the notes. In the event of bankruptcy, insolvency or a similar event, proceedings could be initiated in Luxembourg and/or certain other jurisdictions. Your rights under the notes and the guarantees could therefore be subject to the laws of Luxembourg and/or certain other jurisdictions, and you may not be able to enforce effectively your rights in Luxembourg or such other jurisdictions. Treaties may not exist in all cases for the recognition of the enforcement of a judgment or order of a foreign court.

In addition, the bankruptcy, insolvency, foreign exchange, administration and other laws of Luxembourg and/or certain other jurisdictions may be materially different from or in conflict with those of the United States, including in respect of creditors’ rights, priority of creditors, the ability to obtain post-petition interest and the duration of the insolvency proceeding.

U.S. federal and state statutes and Luxembourg laws allow courts, under specific circumstances, to void the notes and the guarantees, subordinate claims in respect of the notes and the guarantees and require noteholders to return payments received from the Issuer or the guarantors.

Certain of the Issuer’s subsidiaries will guarantee the obligations under the notes. Additionally, Intelsat Luxembourg will guarantee the notes. The Issuer’s issuance of the notes and the issuance of the guarantees by the guarantors may be subject to review under U.S. federal and state laws if a bankruptcy, liquidation or reorganization case or a lawsuit, including in circumstances in which bankruptcy is not involved, were commenced at some future date by, or on behalf of, our unpaid creditors or the unpaid creditors of a guarantor. Under the federal bankruptcy laws and comparable provisions of state fraudulent transfer laws, a court may void or otherwise decline to enforce the notes or a guarantor’s guarantee, or may subordinate the notes or such guarantee to our or the applicable guarantor’s existing and future indebtedness. While the relevant laws may vary from state to state, a court might do so if it found that when the notes were issued or when the applicable guarantor entered into its guarantee, or, in some states, when payments became due under the notes or such guarantee, the Issuer or the applicable guarantor received less than reasonably equivalent value or fair consideration and either:

•	was insolvent or rendered insolvent by reason of such incurrence; or

•	was engaged in a business or transaction for which its remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

A court would likely find that the Issuer or a guarantor did not receive reasonably equivalent value or fair consideration for the notes or such guarantee if the Issuer or such guarantor did not substantially benefit directly or indirectly from the issuance of the notes. A Luxembourg court may conduct a similar review and although Luxembourg law may differ from U.S. federal and state laws, a Luxembourg court could nevertheless come to the same or a similar conclusion.

The measures of insolvency for purposes of these fraudulent transfer laws vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, the Issuer or a guarantor, as applicable, would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of its assets; or

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

A court could determine that the assets of Intelsat Luxembourg or any other guarantor, at the time that such guarantor entered into its guarantee, had a fair value that was less than its then existing debts. See “—Value should not be assigned to the guarantees of the notes provided by the parent guarantor and you should not expect the parent guarantor to participate in making any payments in respect of the notes or the guarantees.”

A court might also void the notes or guarantees, without regard to the above factors, if the court found that the notes were issued or the applicable guarantor entered into its guarantee with actual intent to hinder, delay or defraud its creditors. In addition, under applicable U.S. federal and state laws and applicable Luxembourg laws any payment by the Issuer or a guarantor pursuant to the notes or its guarantee could be voided and required to be returned to the Issuer or such guarantor or to a fund for the benefit of the Issuer’s or such guarantor’s creditors, and accordingly the court might direct you to repay any amounts that you had already received from the Issuer or such guarantor. Luxembourg insolvency law may affect transactions entered into or payments made by the Issuer or the Luxembourg guarantors during the period before liquidation or administration. If the liquidator or administrator in a Luxembourg proceeding can show the Issuer or the Luxembourg guarantors have given “preference” to any person by defrauding the rights of creditors generally, regardless of when this fraud occurred, a Luxembourg court has the power, among other things, to void the preferential transaction. If the liquidator or administrator can show that a payment was made during the so-called suspect period (période suspecte) (which is generally a maximum of six months and ten days preceding the judgment declaring bankruptcy) that is disadvantageous to the general body of creditors and the party receiving such payment is shown to have known that the bankrupt party had generally stopped making payments when such payment occurred, a Luxembourg court has the power, among other things, to void the preferential transaction.

To the extent a court voids the notes or any of the guarantees as fraudulent transfers or holds the notes or any of the guarantees unenforceable for any other reason, holders of notes could cease to have any direct claim against the Issuer or the applicable guarantor. If a court were to take this action, the Issuer’s or the applicable guarantor’s assets would be applied first to satisfy the Issuer’s or the applicable guarantor’s liabilities, if any, before any portion of its assets could be applied to the payment of the notes. Sufficient funds to repay the notes may not be available from other sources, including the remaining guarantors, if any.

Each guarantee will contain a provision intended to limit each guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer. This provision may not be effective to protect the guarantees from being voided under applicable fraudulent transfer laws or may reduce any guarantor’s obligation to an amount that effectively makes the guarantee worthless.

The value of the guarantees of the notes by Luxembourg, Gibraltar, English, Ireland and the Islands of Bermuda entities may be limited by applicable Luxembourg, Gibraltar, English, Irish and Bermuda law affecting the rights of creditors.

Some of the guarantors of the notes are organized or existing under Luxembourg, Gibraltar, English, Irish or Bermuda law.

Under Luxembourg insolvency law, transactions may be voided in certain circumstances including on the grounds that the transaction constituted a fraudulent preference or lacked a corporate benefit for the relevant party. A transaction might also be challenged if it involved a gift by the company or a company received consideration of significantly less value than the benefit given by such company. However, a Luxembourg court generally will not intervene if a company entered into the transaction in good faith for the purposes of carrying on its business and there were reasonable grounds for believing the transaction would benefit the company either on a stand alone basis or, more exceptionally under certain circumstances, as part of a larger corporate group that is connected through common ownership. Under Luxembourg law, a court (if it deems appropriate) may in certain circumstances order that, where persons were knowingly parties to the conduct of a transaction with that company and the carrying on of business of that company with the intent of defrauding creditors of the company or any other person or of any fraudulent purpose, such persons be held liable for damages or, depending on the circumstances, without limitation, for all or any debt or other liability of that company.

Under Gibraltar insolvency law, the liquidator or administrator of a company may apply to the court to unwind a transaction entered into by such company at an undervalue, or where such a transaction gives a creditor a preference over other creditors, if the company was insolvent at the time of, or becomes insolvent as a consequence of, the transaction and entered into a formal insolvency process within six months, or in the case of a connected party, within two years of the completion of the transaction. A transaction may also be challenged if there is insufficient commercial benefit to the company in entering into the transaction.

Under English insolvency law, the liquidator or administrator of a company may apply to the court to unwind a transaction entered into by such company at less than fair value if the company was insolvent at the time of, or becomes insolvent as a consequence of, the transaction and entered into a formal insolvency process within two years of the completion of the transaction.

Under Irish insolvency law, obligations under guarantees may not be enforceable in all circumstances. For example, there is a risk that a guarantee from an Irish company may be challenged as unenforceable on the basis that there is an absence of corporate benefit on the part of the guarantor or that it is not for the purpose of carrying on the business of the guarantor. In addition, pursuant to Section 604 of the Irish Companies Act 2014, if an Irish company goes into liquidation any payment or any act by it (usually an absolute transfer or a mortgage) relating to property in favour of any creditor which was made or done at a time when the company was unable to pay its debts as they fell due with a view to preferring that creditor over its other creditors and within six months (or two years if that creditor is a “connected person” as defined in Section 559(1) of the Irish Companies Act 2014) before the onset of the liquidation, shall be a unfair preference and invalid. Also, in circumstances where an Irish company is or is likely to be unable to pay its debts, then that company, the directors of that company, a contingent, prospective or actual creditor of that company, or certain shareholders of that company may be entitled to petition the court for the appointment of an examiner to the company. The examiner, once appointed, has the power to set aside contracts and arrangements entered into by the company after this appointment and, in certain circumstances, can avoid a negative pledge given by the company prior to this appointment. No proceedings of any sort may be commenced against an Irish company in examinership (for the duration of the period of protection afforded to the company by the appointment of an examiner). If an examiner is appointed to an Irish guarantor, there may be a delay in enforcing payment obligations contained in a guarantee given by any such guarantor. There is also the potential risk that a compromise or scheme of arrangement will be approved in the examinership involving the writing down or rescheduling of any payment obligations owed by an Irish guarantor under a guarantee.

Under Bermuda insolvency law, the process of making a claim as creditor upon the winding-up of any Bermuda guarantor in Bermuda may be complex and time-consuming (the reasons for which a Bermuda guarantor may in certain circumstances be wound-up are described in the following sentence) and therefore, if a Bermuda guarantor were to be wound-up in Bermuda, on an insolvent basis, there could be a period before any amounts are available for distribution to creditors. Under Bermuda insolvency law, there are two principal methods by which a company may be wound-up: namely, voluntary winding-up and compulsory liquidation by the court. A Bermuda guarantor could be voluntarily wound-up (either on a solvent or insolvent basis) if it resolves to do so by a resolution of its shareholders. In the case of an insolvent voluntary winding up, a creditors’ resolution is also required. A Bermuda guarantor could be compulsorily wound-up by an order of court pursuant to a petition presented by, among others: (i) such Bermuda guarantor or its board of directors; (ii) a creditor (for instance, bank lenders); (iii) in certain circumstances, the regulators in Bermuda; or (iv) a shareholder of such guarantor if it can show a tangible interest in a subsequent liquidation of such guarantor. If a petition is presented, the court may order the winding-up of a Bermuda guarantor if, among other things: (i) such Bermuda guarantor has by resolution of shareholders (if solvent) or its board of directors (if insolvent) resolved that it be wound-up by the court; (ii) such Bermuda guarantor is unable to pay its debts (as described below); or (iii) the court is of the opinion that it is just and equitable that such Bermuda guarantor be wound-up. A common ground for a court to order a winding-up is that a company is unable to pay its debts. Under Bermuda insolvency law, a Bermuda guarantor would be deemed unable to pay its debts if there has been (i) a failure to pay a sum, currently due and payable, demanded in excess of $500 (or its equivalent) within three weeks of such demand, (ii) an unsatisfied judgment, decree or order of any court in favor of a creditor or (iii) if it is otherwise proved to the satisfaction of the court that such guarantor is unable to pay its debts and in determining whether such guarantor is unable to pay its debts, the court will take into account any contingent and prospective liabilities of such guarantor.

Each of the Luxembourg, Gibraltar, English, Irish and Bermuda guarantors believes that its guarantee of the notes will not be issued on terms that would amount to a transaction at less than fair value and that such guarantee will be in good faith for the purposes of carrying on its business and that there are reasonable grounds for believing that the transactions will benefit it. Each of the Luxembourg, Gibraltar, English, Irish and Bermuda guarantors also believes that it is solvent and that its guarantee of the notes will not render it insolvent. There can be no assurance, however, that the issue of the guarantees will not be challenged by a liquidator of such guarantors or that Luxembourg, Gibraltar, English, Irish, Bermuda or other competent court would support the analysis described above.

The guarantee of the notes by the Luxembourg, Gibraltar, English, Irish and Bermuda guarantors will be limited to the maximum amount that can be guaranteed without rendering such guarantee voidable or otherwise ineffective under applicable laws relating to insolvency, ultra vires or similar laws or regulations affecting the rights of creditors generally. As a result, the liabilities of the Luxembourg, Gibraltar, English, Irish and Bermuda guarantors under their guarantees could be reduced to zero, depending upon the amount of their respective other obligations.

The Issuer may not be able to repurchase the notes upon a change of control.

The indenture will require the Issuer to offer to repurchase some or all of the notes when certain change of control events occur. If the Issuer experiences a change of control, you will have the right to require it to repurchase your notes at a purchase price in cash equal to 101% of the principal amount of your notes plus accrued and unpaid interest, if any. The indentures governing the Issuer’s other outstanding notes contain similar change of control provisions.

The Intelsat Jackson Secured Credit Agreement provides that a change of control constitutes an event of default. Any future credit agreement or other agreements relating to senior indebtedness to which we become a party may contain similar provisions. If we experience a change of control that triggers a default under Intelsat Jackson’s senior secured credit facilities, Intelsat Jackson could seek a waiver of such default or seek to refinance the senior secured credit facilities. If Intelsat Jackson does not obtain such a waiver or refinance the senior secured credit facilities, such default could result in amounts outstanding under its senior secured credit facilities being declared due and payable.

If we experience a change of control that results in us having to repurchase the notes, we may not have sufficient financial resources to satisfy all of our obligations under the notes and our other outstanding notes and the obligations under our other outstanding indebtedness. In addition, the change of control covenant in the indenture governing the notes will not cover all corporate reorganizations, mergers or similar transactions and may not provide you with protection in a highly leveraged transaction. See “Description of Notes—Change of Control” in this offering memorandum.

There has not been, and may not be, a public market for the notes, and there is no assurance that any active trading market will develop for the notes or that you will be able to transfer or resell notes without registration under applicable securities laws.

The notes will be an issue of securities for which there is no established trading market. We do not intend to offer to exchange the notes in a registered exchange offer, and unless the notes are registered, they may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. We cannot guarantee the future development of a market for the notes or the ability of holders to sell, or the price at which holders may be able to sell, their notes. If the notes are traded after their initial issuance, they may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar securities and other factors. The Initial Purchasers have informed us that, subject to applicable laws and regulations, they currently intend to make a market in the notes. However, the Initial Purchasers are not obligated to do so, and any market making by them may be discontinued at any time without notice. Therefore, no assurance can be given as to whether an active trading market will develop for the notes or, if a market develops, whether it will continue. The notes are subject to restrictions on transfer, which are described under “Transfer Restrictions” in this offering memorandum.

The Issuer does not intend to apply for listing of the notes on any securities exchange.

There are restrictions on your ability to resell your notes and we do not intend to file a registration statement with respect to the notes.

The notes are being offered and issued pursuant to an exemption from registration under U.S. and applicable state securities laws. The notes have not been and will not be registered under the Securities Act or any state or foreign securities laws. The notes will be a type of security that is informally referred to as “Rule 144A for life.” We are not obligated to file a registration statement with the SEC covering the resale of the notes or to make a registered offer to exchange the notes for publicly tradable notes. As a result, the notes may be transferred or resold only in transactions registered under, or exempt from, U.S. and applicable state securities laws. Therefore, you may be required to bear the risk of your investment for an indefinite period of time. See “Transfer Restrictions” in this offering memorandum.

Because the non-U.S. Intelsat companies are incorporated under the laws of countries other than the United States, and certain of their respective directors and officers reside outside of the United States, it may be difficult for you to enforce judgments against the non-U.S. Intelsat companies or their directors and officers.

The Issuer and certain of the guarantors are incorporated and currently existing under the laws of countries other than the United States. In addition, certain of the directors and officers of the non-U.S. Intelsat companies reside outside of the United States. As a result, it may be difficult for investors to effect service of process on the

non-U.S. Intelsat companies or those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against these companies or those persons based on the civil liability provisions of the U.S. securities or other laws. Uncertainty exists as to whether courts in the jurisdictions of organization of the non-U.S. Intelsat companies will enforce judgments obtained in other jurisdictions, including the United States, against the non-U.S. Intelsat companies or their respective directors or officers under the securities or other laws of those jurisdictions or entertain actions in those jurisdictions against the non-U.S. Intelsat companies or their respective directors or officers under the securities or other laws of other jurisdictions.

The Intelsat companies might be subject to unanticipated taxes, and a holder’s income on the notes might be treated as income from U.S. sources.

Intelsat S.A. and its non-U.S. subsidiaries, including the Issuer, intend to conduct their operations (and believe they have conducted their operations to date) so that Intelsat S.A. and its non-U.S. subsidiaries, including the Issuer, will not be (and have not been) engaged in a trade or business within the United States, will not earn (and have not earned) income effectively connected with such a business that would be subject to U.S. federal income tax and will not be subject (and have not been subject) to significant U.S. withholding tax. However, the U.S. Internal Revenue Service may conclude that Intelsat S.A. and/or its non-U.S. subsidiaries, including the Issuer, have engaged in a trade or business within the United States and or have been subject to significant U.S. withholding tax. Such a determination could result in a substantial unanticipated tax liability. In addition, if the Issuer were deemed to have engaged in a U.S. trade or business, all or a portion of the interest on the notes would be treated as from U.S. sources and to the extent payable to non-U.S. holders, could be subject to withholding tax unless certain conditions are met.

Loans under the Intelsat Jackson Secured Credit Agreement are secured on a ratable basis by the collateral securing the notes and the guarantees.

As set out in more detail under “Description of Notes—Security,” the notes and related guarantees will be secured by first priority liens on the collateral, which also secures on a first priority basis obligations under the Intelsat Jackson Secured Credit Agreement and certain related hedging and cash management obligations, in each case, subject to certain permitted liens, exceptions and encumbrances described in the indenture governing the notes and the security documents relating to the notes. As a result, in the event of insolvency or liquidation, there may not be sufficient collateral to pay all of the notes.

Holders of certain of our hedging and cash management obligations will also be entitled to receive proceeds from the realization of the collateral along with holders of the notes under certain circumstances, including upon default in payment on, or the acceleration of, any obligations under the Intelsat Jackson Secured Credit Agreement, or in the event of our or any guarantor’s bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding, to repay such obligations in full. In the event of our or any guarantor’s bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding, the collateral must be used to pay the obligations under the Intelsat Jackson Secured Credit Agreement, amounts owed to holders of certain of our hedging and cash management obligations and the notes ratably, pursuant to a collateral agency and intercreditor agreement among the holders of the notes and the lenders entered into in connection with the Intelsat Jackson Secured Credit Agreement. In addition, the indenture governing the notes will permit us and the guarantors to create additional liens under specified circumstances. Any obligations secured by such liens may further limit the recovery from the realization of the collateral available to satisfy holders of the notes.

Although the holders of the notes will benefit from a first priority lien on the collateral that secures the Intelsat Jackson Secured Credit Agreement, the representative of the lenders under the Intelsat Jackson Secured Credit Agreement will initially control actions with respect to the collateral.

The rights of the holders of the notes with respect to the collateral that will secure the notes on a first priority basis will be subject to a collateral agency and intercreditor agreement among all holders of obligations secured by that collateral on a first priority basis or second-priority basis, including the obligations under the Intelsat Jackson Secured Credit Agreement (which we also refer to as the “Credit Agreement”). Except as otherwise provided herein under “Description of Notes—Collateral Agency and Intercreditor Agreement,” until the sum of the outstanding obligations under the Intelsat Jackson Secured Credit Agreement and the aggregate unutilized commitments under the Intelsat Jackson Secured Credit Agreement (or certain refinancings of the Intelsat Jackson Secured Credit Agreement) is less than or equal to $2.0 billion, holders of the notes will not be entitled to vote on many of the matters that require the approval of the secured parties under the collateral agency and intercreditor agreement. The foregoing condition may not occur and the administrative agent under the Intelsat Jackson Secured Credit Agreement may elect to act on behalf of first lien debt holders with respect to such matters in the future notwithstanding that such condition may then have occurred. In either of the foregoing circumstances, holders of the notes will not be entitled to vote on such matters. In addition, even if the holders of notes become entitled to vote, such matters may require the affirmative vote of the holders of only a majority of the first lien debt under the collateral agency and intercreditor agreement.

Actions that may be taken with respect to the collateral, without the consent of the holders of the notes include, without limitation, the ability to cause the commencement of enforcement proceedings against such collateral, to control such proceedings and to approve amendments to such security documents or releases of such collateral from the lien of the secured parties, to consent to debtor-in-possession financing or use of cash collateral in bankruptcy, and waive past defaults under the documents relating to such collateral. Except as otherwise provided herein under “Description of Notes—Collateral Agency and Intercreditor Agreement,” until the sum of the outstanding obligations under the Intelsat Jackson Secured Credit Agreement and the aggregate unutilized commitments under the Intelsat Jackson Secured Credit Agreement (or certain refinancings of the Intelsat Jackson Secured Credit Agreement) is less than or equal to $2.0 billion, such actions will effectively be taken at the direction of the authorized representatives of the lenders under the Intelsat Jackson Secured Credit Agreement.

In addition, if the authorized representative of the holders of the notes gains the right to exercise any rights or remedies with respect to the collateral following the occurrence of certain events of default with respect to the notes and the expiration of the 120 day standstill period provided for under the collateral agency and intercreditor agreement, the authorized representative of the holders of the notes must stop doing so if (1) the lenders’ authorized representative under our Credit Agreement has commenced and is diligently pursuing enforcement action with respect to the collateral or (2) the grantor of the security interest in that collateral (whether our company or the applicable subsidiary guarantor) is then a debtor under or with respect to (or otherwise subject to) an insolvency or liquidation proceeding. In addition to the foregoing, the collateral agency and intercreditor agreement strictly limits the ability of any individual holder of notes to take action, institute proceedings or exercise remedies against us with respect to the notes, the guarantees and the collateral. See “Description of Notes—Collateral Agency and Intercreditor Agreement—Enforcement of Liens.”

The collateral that will secure the notes and guarantees on a first priority basis also will be subject to exceptions, defects, encumbrances, liens and other imperfections that are permitted liens under the indenture and that may be accepted by the authorized representatives of the lenders under the Intelsat Jackson Secured Credit Agreement during any period in which such authorized representative controls actions with respect to the collateral under the collateral agency and intercreditor agreement. The initial purchasers have neither analyzed the effect of, nor participated in any negotiations relating to, such exceptions, defects, encumbrances, liens and imperfections, and the existence thereof could adversely affect the value of the collateral that will secure the notes, as well as the ability of the collateral agent for the notes to realize or foreclose on such collateral for the benefit of the holders of the notes.

It may be difficult to realize the value of the collateral securing the notes.

The collateral securing the notes will be subject to any and all exceptions, defects, encumbrances, liens and other imperfections permitted under the security documents entered into at the time of the Intelsat Jackson

Secured Credit Agreement. The existence of any such exceptions, defects, encumbrances, liens and other imperfections could adversely affect the value of the collateral securing the notes as well as the ability of the collateral agent to realize or foreclose on such collateral.

The collateral has not been appraised in connection with this offering. The value of the collateral at any time will depend on market and other economic conditions, including the availability of suitable buyers. By their nature, some or all of the pledged assets may be illiquid and may have no readily ascertainable market value. We cannot assure you that the fair market value of the collateral as of the date of this offering memorandum exceeds the principal amount of the debt secured thereby. The value of the assets pledged as collateral for the notes could be impaired in the future as a result of changing economic conditions, our failure to implement our business strategy, competition, unforeseen liabilities and other future events. Accordingly, there may not be sufficient collateral to pay all or any of the amounts due on the notes. Any claim for the difference between the amount, if any, realized by holders of the notes from the sale of the collateral securing the notes and the obligations under the notes will rank equally in right of payment with all of our other unsecured unsubordinated indebtedness and other obligations, including trade payables. Additionally, in the event that a bankruptcy case is commenced by or against us, if the value of the collateral is less than the amount of principal and accrued and unpaid interest on the notes and all other senior secured obligations, interest may cease to accrue on the notes from and after the date the bankruptcy petition is filed.

The security interest of the collateral agent for the notes (the “collateral agent”) will be subject to practical problems generally associated with the realization of security interests in collateral. For example, the collateral agent may need to obtain the consent of a third party to obtain or enforce a security interest in a contract or in accounts receivable. We cannot assure you that the collateral agent will be able to obtain any such consent. We also cannot assure you that the consents of any third parties will be given when required to facilitate a foreclosure on such assets. Accordingly, the collateral agent may not have the ability to foreclose upon those assets and the value of the collateral may significantly decrease.

If we default under the indenture or if a guarantor defaults under its guarantee, and the collateral agent brings a foreclosure action against the defaulting party, we cannot assure you that the collateral will be located in a jurisdiction having effective or favorable foreclosure procedures and lien priorities. Any foreclosure proceedings could be subject to lengthy delays resulting in increased custodial costs, deterioration in the condition of the collateral and substantial reduction of the value of such collateral. In addition, some jurisdictions may not provide a legal remedy for the enforcement of security interests on the collateral, and in certain circumstances, the collateral may be located outside the jurisdiction of any court.

Foreclosing on the collateral located outside the United States may be difficult due to the laws of certain jurisdictions.

Most of the collateral (including intercompany claims) will be located outside of the United States. If we default under the indenture or if a guarantor defaults under its guarantee, and the collateral trustee or the notes trustee, as the case may be, brings a foreclosure action against the defaulting party, we cannot assure you that the collateral will be located in a jurisdiction having effective or favorable foreclosure procedures and lien priorities. Any foreclosure proceedings could be subject to lengthy delays resulting in increased custodial costs, deterioration in the condition of the collateral and substantial reduction of the value of such collateral. In addition, some jurisdictions may not provide a legal remedy for the enforcement of security interests on the collateral.

Rights in the collateral may be adversely affected by the failure to perfect security interests in collateral.

Applicable law provides that a security interest in certain tangible and intangible assets can only be properly perfected and its priority retained through certain actions undertaken by the secured party. The liens in the collateral securing the notes may not be perfected with respect to the claims of such notes if the collateral agent for the notes is not able to take the actions necessary to perfect any of these liens on or prior to the date of the indenture governing such notes. We and the guarantors have limited obligations to perfect the security interest in specified collateral of the holders of notes. In addition, applicable law provides that certain property and rights, such as real property, certain intellectual property, equipment subject to a certificate and certain proceeds, can only be perfected at the time such property and rights are acquired and identified. The collateral agent for the notes will not monitor, and there can be no assurance that we will inform the collateral agent of, the future acquisition of property and rights that constitute collateral, and that the necessary action will be taken to properly perfect the security interest in such after-acquired collateral. The collateral agent for the notes has no obligation to monitor the acquisition of additional property or rights that constitute collateral or the perfection of any security interest. Such failure may result in the loss of the security interest in the collateral or the priority of the security interest in favor of the collateral agent for the notes, as applicable, against third parties.

We do not expect all of the liens encumbering the collateral will be perfected in every applicable jurisdiction outside of the United States, even though a significant portion of the collateral may be located outside the United States. Therefore, under applicable law, you may not have a perfected security interest in such collateral. Accordingly, the collateral agent may not have the ability to foreclose upon those assets and the value of the collateral may significantly decrease, each of which could affect a holder’s ability to recover its investment in the notes.

Ability to foreclose on the collateral may be limited by the U.S. Federal Communications Commission (the “FCC”) and other regulatory agencies.

The creation of any lien and the exercise of any remedy, with respect to any FCC license must be consistent with the rules and regulations administered by the FCC. The collateral agent has acknowledged in the security documents that: (a) with respect to certain of the collateral, the collateral agent’s security interest and ability to foreclose on such security security will be limited by the need to comply with applicable law; (b) the collateral agent is not entitled to exercise any rights with respect to the collateral if such action would constitute or result in any assignment of an FCC license or any change of control (whether as a matter of law or fact) of the holder of any FCC license unless the prior approval of the FCC is first obtained; (c) the guarantors cannot assure the collateral agent that any such required FCC approval can be obtained on a timely basis or at all; (d) these requirements may limit the number of potential bidders for certain collateral in any foreclosure and may delay any sale, either of which events may have an adverse effect on the sale price of the collateral; and (e) therefore, the practical value of realizing on the collateral may, without the appropriate FCC consents, be limited, which under certain circumstances could affect your ability to recover your investment in the notes.

There are circumstances other than repayment or discharge of the notes under which the collateral securing the notes and guarantees will be released automatically, without your consent or the consent of the trustee.

Under various circumstances, collateral securing the notes will be released automatically, including:

•	A sale, transfer or other disposition of such collateral in a transaction not prohibited under the indenture;

•	In respect of the property and assets of a restricted subsidiary that is a guarantor, upon the designation of such guarantor as a unrestricted subsidiary in accordance with the indenture governing the notes;

•	With respect to collateral held by a guarantor, upon the release of such guarantor from its guarantee; and

•	With respect to property and assets that would constitute collateral but are not at such time subject to a lien securing the Intelsat Jackson Secured Credit Agreement, subject to certain conditions.

The guarantee of a subsidiary guarantor will be automatically released to the extent it is released in connection with a sale of such subsidiary guarantor in a transaction not prohibited by the indenture. The indenture also permits us to designate one or more of our restricted subsidiaries that is a guarantor of the notes as an unrestricted subsidiary. If we designate a subsidiary guarantor as an unrestricted subsidiary for purposes of the indenture governing the notes, all of the liens on any collateral owned by such subsidiary or any of its subsidiaries and any guarantees of the notes by such subsidiary will reduce the aggregate value of the collateral securing the notes to the extent that liens on the assets of the unrestricted subsidiary and its subsidiaries are released. In addition, the creditors of the unrestricted subsidiary and its subsidiaries will have a claim on the assets of such unrestricted subsidiary and its subsidiaries that is senior to the claim of the holders of the notes. See “Description of the Notes.”

We will in most cases have control over the collateral, and the sale of particular assets by us could reduce the pool of assets securing the notes and the guarantees.

The collateral documents for the notes allow us to remain in possession of, retain exclusive control over, freely operate, and collect, invest and dispose of any income from, the collateral securing the notes and the related guarantees.

In addition, we will not be required to comply with all or any portion of Section 314(d) of the Trust Indenture Act of 1939 (the “TIA”) in connection with the release of collateral. For example, we may, among other things, without any release or consent by the indenture trustee, conduct ordinary course activities with respect to collateral, such as selling, factoring, abandoning or otherwise disposing of collateral and making ordinary course cash payments (including repayments of indebtedness). See “Description of Notes—General.”

The stock pledged as part of the collateral may have limited value.

The stock pledged as part of the collateral to secure the notes may also have limited value at the time of any attempted realization. In particular, in any bankruptcy or similar proceeding, all obligations of the entity whose stock has been pledged must be satisfied before any value will be available to the owner of or the creditor secured by such stock. If any subsidiary whose stock has been pledged as part of the collateral has liabilities that exceed its assets, there may be no remaining value in such subsidiary’s capital stock.

Lien searches may not reveal all liens on the collateral, and the Initial Purchasers may not conduct lien searches in all jurisdictions where the collateral securing the notes is located.

We cannot guarantee that any lien searches conducted by the Initial Purchasers on the collateral securing the notes will reveal all existing liens on the collateral securing the notes, and the Initial Purchasers may not conduct lien searches in many jurisdictions where the collateral is located. Any undiscovered liens could be significant, could be prior in ranking to the liens securing the notes and could have an adverse effect on the ability to realize or foreclose upon the collateral securing the notes.

The notes will be secured only to the extent of the value of the collateral that has been granted as security for the notes.

If there is an event of default on the notes, the holders of the notes will only be secured to the extent of the value of the assets underlying their security interest. The amounts resulting from enforcing your rights under the collateral may not be sufficient to repay interest, principal and other amounts due on the notes. We cannot assure you that the proceeds of any enforcement proceeding related to secured assets in connection with the collateral agent’s exercise of remedies following an event of default or similar event will be an amount sufficient to repay amounts due to you under the notes.

Holders must rely on the effectiveness of the collateral agency and intercreditor agreement to implement parity among the secured parties.

In certain jurisdictions, including, Germany, certain security interest, such as security interest over shares in subsidiaries, granted in favor of the notes will only be junior-ranking due to the fact that similar security interest over the relevant assets has been created in favor of certain creditors under the Credit Agreement prior to the issuance of the notes. In these cases, the parity of the notes and the other obligations secured by senior-ranking security over the assets that are also subject to the collateral will be implemented by way of the collateral agency and intercreditor agreement. As a result, the noteholders need to rely on the effectiveness of the collateral agency and intercreditor agreement to implement parity among the noteholders and the other pari passu secured creditors. In the event that the collateral agency and intercreditor agreement will not ensure such parity on a contractual basis, the proceeds from the enforcement of the collateral may not be sufficient to repay the obligations under the notes.

The collateral governed by German law may not be enforceable as certain jurisdictions do not recognize parallel debt obligations.

With respect to the pledge of shares in a German entity, the collateral will secure only a so-called “parallel debt obligation” created under the collateral agency and intercreditor agreement in favor of the collateral trustee of the notes rather than secure the obligations under the notes directly. The parallel debt obligation is in the same amount and payable at the same time as the obligations under the notes (the “Principal Obligations”), and any payment in respect of the Principal Obligations will discharge the corresponding parallel debt obligation and any payment in respect of the parallel debt obligation will discharge the corresponding Principal Obligations. Although the collateral trustee of the notes will have, pursuant to the parallel debt obligation, a claim for the full principal amount of the notes, the parallel debt construct has not been tested in court in Germany in relation to liens over a shareholding. Therefore, the ability of the collateral trustee of the notes to enforce the collateral governed by German law may be restricted.

The interest of the holders of notes in the collateral may be diluted as a result of the imposition of certain permitted liens on the collateral.

The indenture will permit us to incur additional debt that may be secured by a first priority lien on the collateral securing the notes, to the extent permitted by the indenture and the applicable security documents. Any additional debt secured by the collateral pursuant to the indenture would dilute the value of the rights the holders of the notes have in the collateral. In addition, the indenture permits liens in favor of third parties to secure purchase money indebtedness and capital lease obligations, subject to certain limitations, among other permitted liens.

Bankruptcy laws may limit your ability to realize value from the collateral.

The right of the collateral agent to repossess and dispose of the collateral upon the occurrence of an event of default under the indenture governing the notes is likely to be significantly impaired by applicable bankruptcy law if a bankruptcy case were to be commenced by or against us before the collateral agent repossessed and disposed of the collateral. Upon the commencement of a case under the bankruptcy code, a secured creditor such as the collateral agent is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from such debtor, without bankruptcy court approval, which may not be given. Moreover, the bankruptcy code permits the debtor to continue to retain and use collateral even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given “adequate protection.” The meaning of the term “adequate protection” may vary according to circumstances, but it is intended in general to protect the value of the secured creditor’s interest in the collateral as of the commencement of the bankruptcy case and may include cash payments or the granting of additional security if and at such times as the bankruptcy court in its discretion determines that the value of the secured creditor’s interest in the collateral is declining during the pendency of the bankruptcy case. A bankruptcy court may determine that a secured creditor may not require compensation for a diminution in the value of its collateral if the value of the collateral exceeds the debt it secures.

In view of the lack of a precise definition of the term “adequate protection” and the broad discretionary power of a bankruptcy court it is impossible to predict:

•	how long payments under the notes could be delayed following commencement of a bankruptcy case;

•	whether or when the collateral agent could repossess or dispose of the collateral;

•	the value of the collateral at the time of the bankruptcy petition; or

•	whether or to what extent holders of the notes would be compensated for any delay in payment or loss of value of the collateral through the requirement of “adequate protection.”

Any disposition of the collateral during a bankruptcy case would also require permission from the bankruptcy court. Furthermore, in the event a bankruptcy court determines the value of the collateral is not sufficient to repay all amounts due on debt that is to be paid first out of the proceeds of the collateral, the holders of the notes would hold a secured claim only to the extent of the value of the collateral to which the holders of the notes are entitled and unsecured claims with respect to such shortfall. The bankruptcy code only permits the payment and accrual of post-petition interest, costs and attorney’s fees to a secured creditor during a debtor’s bankruptcy case to the extent the value of its collateral is determined by the bankruptcy court to exceed the aggregate outstanding principal amount of the obligations secured by the collateral.

Under the laws of Gibraltar, following the filing of an application for an administration order, no steps may be taken to enforce any security interest over a company’s assets except with leave of the Court or if the company is in administration, with the consent of the administrator. However, during such period, the company may not dispose with such charged assets (other than those in the ordinary course of business and subject to a floating charge) without the permission of the holder of the charge. The commencement of the liquidation of a company does not affect the right of a secured creditor to take possession of and realize or otherwise deal with the assets of the company over which that creditor has a security interest.

Under English and Welsh law, if a guarantor incorporated in England or Wales were to enter into administration proceedings in England and Wales, the notes and the guarantees could not be enforced while the relevant company was in administration without the leave of the court or consent of the administrator, and there can be no assurance that such leave of the court or consent of the administrator would be obtained. Furthermore, under insolvency law in England and Wales, some of our subsidiaries’ debts may be subject to preferential claims, including amounts owed in respect of occupational pension schemes in respect of the 12-month period prior to insolvency, unpaid employees remuneration in respect of the four month period prior to insolvency and administration or liquidation expenses. Certain guarantors have purported to grant an English fixed charge over certain property located in England and Wales. The laws of England and Wales relating to the characterization of fixed charges are unsettled. The fixed charges purported to be granted by the guarantors (other than assignment of security) may take effect under English law only as floating charges if, for example, it is determined that the collateral agent does not exert sufficient control over the charged assets for the security to be said to “fix” over those assets. If the charges take effect as floating charges instead of fixed charges, then the claims of the collateral agent will be subject to claims that are given priority over a floating charge by law, including, amongst other things, prior charges, certain subsequent charges, the expenses of any winding up or administration and the claims of preferential creditors.

Under Irish law, upon an insolvency of an Irish company, when applying the proceeds of assets subject to fixed security which may have been realized in the course of a liquidation or receivership, the claims of a limited category of preferential creditors will take priority over the claims of creditors holding the relevant fixed security. These preferred claims include the remuneration, costs and expenses properly incurred by any examiner of the company (which may include any borrowings made by an examiner to fund the company’s requirements for the duration of his appointment) that have been approved by the Irish courts.

The holder of a fixed security over the book debts of an Irish tax resident company may be required by the Irish Revenue Commissioners, by notice in writing from the Irish Revenue Commissioners, to pay to them sums equivalent to those which the holder received in payment of debts due to it by the company. Where the holder of the security has given notice to the Irish Revenue Commissioners of the creation of the security within 21 days of its creation, the holder’s liability is limited to the amount of certain outstanding Irish tax liabilities of the company (including liabilities in respect of value added tax) arising after the issuance of the Irish Revenue Commissioners’ notice to the holder of fixed security. The Irish Revenue Commissioners may also attach any debt due to an Irish tax resident company by another person in order to discharge any liabilities of the company in respect of outstanding tax whether the liabilities are due on its own account or as an agent or trustee. The scope of this right of the Irish Revenue Commissioners has not yet been considered by the Irish courts and it may override the rights of holders of security (whether fixed or floating) over the debt in question.

The essence of a fixed charge is that the person creating the charge does not have liberty to deal with the assets that are the subject matter of the security in the sense of disposing of such assets or expending or appropriating the moneys or claims constituting such assets and accordingly, if and to the extent that such liberty is given to the Irish company any charge constituted by the security governed by Irish law may operate as a floating, rather than a fixed charge. In particular, the Irish courts have held that in order to create a fixed charge on receivables it is necessary to oblige the chargor to pay the proceeds of collection of the receivables into a designated bank account and to prohibit the chargor from withdrawing or otherwise dealing with the monies standing to the credit of such account without the consent of the chargee. Depending upon the level of control actually exercised by the chargor, there is therefore a possibility that the fixed security over the Irish company’s receivables would be regarded by the Irish courts as a floating charge. Floating charges have certain weaknesses, including the following: (a) they have weak priority against purchasers (who are not on notice of any negative pledge contained in the floating charge) and the chargees of the assets concerned and against lien holders, execution creditors and creditors with rights of set-off; (b) as discussed above, they rank after certain preferential creditors, such as claims of employees and certain taxes on winding-up; (c) they rank after certain insolvency remuneration expenses and liabilities; (d) the examiner of a company has certain rights to deal with the property covered by the floating charge; and (e) they rank after fixed charges.

Examinership is a court procedure available under the Irish Companies Act, 2014 (the “2014 Act”) to facilitate the survival of Irish companies in financial difficulties. In circumstances where an Irish company is or is likely to be unable to pay its debts, then that company, the directors of that company, a contingent, prospective or actual creditor of that company, or certain shareholders of that company may be entitled to petition the court for the appointment of an examiner to the company. The examiner, once appointed, has the power to set aside contracts and arrangements entered into by the company after this appointment and, in certain circumstances, can avoid a negative pledge given by the company prior to this appointment. No proceedings of any sort may be commenced against an Irish company in examinership (for the duration of the period of protection afforded to the company by the appointment of an examiner). Furthermore, the examiner may sell assets, the subject of a fixed charge. However, if such power is exercised the examiner must account to the holders of the fixed charge for the amount realized and discharge the amount due to the holders of the fixed charge out of the proceeds of the sale.

During the period of protection, the examiner will formulate proposals for a compromise or scheme of arrangement to assist the survival of the company or the whole or any part of its undertaking as a going concern. A scheme of arrangement may be approved by the Irish High Court when at least one class of creditors has voted in favor of the proposals and the Irish High Court is satisfied that such proposals are fair and equitable in relation to any class of members or creditors who have not accepted the proposals and whose interests would be impaired by implementation of the scheme of arrangement.

The primary risks to the holders of notes, under the laws of Ireland, if an examiner were appointed to an Irish company are as follows: (a) there may be a delay in enforcing payment obligations contained in a guarantee or security document given by an Irish company; (b) the potential for a compromise or scheme of arrangement being approved involving the writing down or rescheduling of any payment obligation owed by an Irish company under a guarantee or security document; (c) the potential for the examiner to seek to set aside any negative pledge in the notes prohibiting the creation of security or the incurring of borrowings by an Irish company to enable the examiner to borrow to fund an Irish company during the protection period; and (d) in the event that a scheme of arrangement is not approved and that Irish company subsequently goes into liquidation, the examiner’s remuneration and expenses (including certain borrowings incurred by the examiner on behalf of that

Irish company and approved by the Irish High Court) will take priority over the monies and liabilities which from time to time are or may become due, owing or payable by that Irish company to each of the holders of the security created by that Irish company over the collateral in respect of the notes.

Under Bermuda law, in addition to and irrespective of jurisdictional issues, the courts will not enforce foreign law that is either penal or contrary to the public policy of Bermuda. An action brought pursuant to a public or penal law, the purpose of which is the enforcement of a sanction, power or right at the instance of the state in its sovereign capacity, will not be entertained by a Bermuda court. Certain remedies available under the laws of a foreign jurisdiction may not be available under Bermuda law or enforceable in a Bermuda court should they be contrary to Bermuda public policy. No stamp duty or similar or other tax or duty is payable in Bermuda on the enforcement of a foreign judgment. Court fees will be payable in connection with proceedings for enforcement.

The courts of Bermuda would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the courts of the United States of America against a guarantor company incorporated in Bermuda based upon the guarantee under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that: (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of Bermuda; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of Bermuda; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of Bermuda; and (f) there is due compliance with the correct procedures under the laws of Bermuda.

A court could void the liens securing the guarantees or the notes under fraudulent transfer laws.

Although the notes and guarantees will be secured by the collateral owned by us and the guarantors, under the federal bankruptcy laws and comparable provisions of state fraudulent transfer laws, a lien could be voided, or claims with respect to a lien could be subordinated to all other debts of that obligor. In addition, a bankruptcy court could require enforcement proceeds from the collateral to be returned to the obligor or to a fund for the benefit of the other creditors of the obligor. Each guarantee will contain a provision intended to limit the guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its notes and guarantee to be a fraudulent transfer. This provision may not be effective to protect the liens securing the notes and the guarantees from being voided under fraudulent transfer law.

The bankruptcy court might take these actions if it found, among other things, that when an obligor granted its lien:

•	such obligor received less than reasonably equivalent value or fair consideration for the granting of the lien; and

•	such obligor:

•	was (or was rendered) insolvent by the incurrence of the obligation;

•	was engaged or about to engage in a business or transaction for which its assets constituted unreasonably small capital to carry on its business;

•	intended to incur, or believed that it would incur, obligations beyond its ability to pay as those obligations matured; or

•	was a defendant in an action for money damages, or had a judgment for money damages docketed against it and, in either case, after final judgment, the judgment was unsatisfied.

A bankruptcy court would likely find that an obligor received less than fair consideration or reasonably equivalent value for its lien to the extent that it did not receive direct or indirect benefit from the issuance of the notes. A bankruptcy court could also void a lien if it found that the subsidiary issued its lien with actual intent to hinder, delay or defraud creditors.

Although courts in different jurisdictions measure solvency differently, one measure of insolvency in some jurisdictions is that an entity would be deemed insolvent if the sum of its debts, including contingent and unliquidated debts, exceeds the fair value of its assets, or if the present fair salable value of its assets is less than the amount that would be required to pay the expected liability on its debts, including contingent and unliquidated debts, as they become due. A court could determine that the assets of Intelsat Luxembourg or any other grantor of a lien securing the notes, at the time that such lien was granted, had a fair value that was less than its then existing debts. See “—Value should not be assigned to the guarantees of the notes provided by the parent guarantor and you should not expect the parent guarantor to participate in making any payments in respect of the notes or the guarantees.”

If a court voided a lien, it could require that noteholders return any enforcement proceeds from the collateral. If any lien were voided, noteholders would retain their rights against us and any guarantors, although there is no assurance that those entities’ assets would be sufficient to pay the notes in full.

Under Gibraltar insolvency law, the liquidator or administrator of a company may apply to the court to unwind: (a) a transaction entered into by such company at an undervalue; or (b) where such a transaction gives a creditor a preference over other creditors; or (c) a floating charge; or (d) an extortionate credit transaction. If the company was insolvent at the time of, or becomes insolvent as a consequence of, the transaction and entered into a formal insolvency process within six months, or in the case of a connected party, within two years of the completion of the transaction or within five years in relation to an extortionate credit transaction.

A transaction may also be challenged if: (a) there is insufficient commercial benefit to the company in entering into the transaction; (b) the security has not be registered in accordance with the Companies Act of Gibraltar; or (c) all necessary formalities for the entry into the security have not been complied with.

Under English insolvency law, there are circumstances in which the granting by an English company of security and guarantees can be challenged. In most cases, this will only arise if the company is placed into administration or liquidation within a specified period of the granting of the guarantee or security. Therefore, if during the specified period an administrator or liquidator is appointed to an English company, the administrator or liquidator may challenge the validity of the security or guarantee given by such company. We are unable to say with certainty that, in the event that the onset of an English guarantors’ insolvency occurs within any of the requisite time periods set out below, the grant of a security interest or guarantee in respect of the notes would not be challenged or that a court would uphold the transaction as valid.

A connected person for the purposes of transactions at an undervalue, preferences and invalid floating charges, is a party who is a director, shadow director, an associate of such director, or an associate, of the relevant company. A party is associated with an individual if they are a relative of the individual or the individual’s husband, wife or civil partner, or the husband, wife or civil partner of a relative of the individual or the individual’s husband, wife or civil partner. A party is associated with a company if employed by that company. A company is associated with another company if the same person has control of both companies, or a person has control of one and persons who are his associates, or he and persons who are his associates, have control of the other, or if a group of two or more persons has control of each company, and the groups either consist of the same persons or could be regarded as consisting of the same persons by treating (in one or more cases) a member of either group as replaced by a person of whom he is an associate.

Under English insolvency law, a liquidator or administrator of an English company could apply to the court for an order to set aside the creation of a security interest or a guarantee (including the Security) if such liquidator or administrator believed that the creation of such security interest or guarantee constituted a transaction at an undervalue. A transaction will only be a transaction at an undervalue if, at the time of the transaction or as a result of the transaction, the English company was unable to pay its debts (as that term is defined in Section 123 of the United Kingdom Insolvency Act). The transaction can be challenged if the English company enters into liquidation or administration proceedings within a period of two years from the date the English company grants the security interest or the guarantee. A transaction might be subject to being set aside as a transaction at an undervalue if the company makes a gift to a person, if the company receives no consideration or if the company receives consideration of significantly less value, in money or money’s worth, than the consideration given by such company. A court, however, will not intervene if it is satisfied that the company entered into the transaction in good faith and for the purpose of carrying on its business and that, at the time it did so, there were reasonable grounds for believing the transaction would benefit the company. If the court determines that the transaction was a transaction at an undervalue, the court can make such order as it thinks fit to restore the position to what it would have been in if the transaction had not been entered into. In any proceedings, it is for the administrator or liquidator to demonstrate that the English company was unable to pay its debts unless a beneficiary of the transaction was a connected person (as set out above), in which case there is a presumption of insolvency and the connected person must demonstrate the solvency of the English company in such proceedings.

Further, under English insolvency law, a liquidator or administrator of an English company could apply to the court for an order to set aside the creation of a security interest or a guarantee if such liquidator or administrator believed that the creation of such security interest or such guarantee constituted a preference. A transaction will only be a preference if, at the time of the transaction or as a result of the transaction, the English company was unable to pay its debts. The transaction can be challenged if the English company enters into liquidation or administration proceedings within a period of six months (if the beneficiary of the security or the guarantee is not a connected person) or two years (if the beneficiary is a connected person) from the date the English company grants the security interest or the guarantee. A transaction may constitute a preference if it has the effect of putting a creditor of the English company (or a surety or guarantor for any of the company’s debts or liabilities) in a better position (in the event of the company going into insolvent liquidation) than such creditor, guarantor or surety would otherwise have been in had that transaction not been entered into. If the court determines that the transaction was a preference, the court can make such order as it thinks fit to restore the position to what it would have been in if the preference had not been entered into. For the court to determine a preference, however, it must be shown that the English company was influenced by a desire to produce the preferential effect. In any proceeding, it is for the administrator or liquidator to demonstrate that the English company was unable to pay its debts and that the company was influenced by a desire to produce the preferential effect, unless the beneficiary of the transaction was a connected person, in which case there is a presumption that the company was influenced by a desire to produce the preferential effect and the connected person must demonstrate in such proceeding that there was no such influence.

Further, under English insolvency law, where it can be shown that a transaction was at an undervalue and was made for the purposes of putting assets beyond the reach of a person who is making, or may make against the company, a claim against a company, or of otherwise prejudicing the interests of a person in relation to the claim that that person is making or may make, the transaction may be set aside by the court as a transaction defrauding creditors. This provision may be used by any person who claims to be a “victim” of the transaction and is not therefore limited to liquidators or administrators. There is no specified time limit for challenges in the insolvency legislation within which the challenge must be made (unlike in the case of transactions at an undervalue or preferences) and the relevant company does not need to be unable to pay its debts at the time of or as a result of the transaction. If the court determines that the transaction was a transaction defrauding creditors, the court can make such orders as it thinks fit to restore the position to what it would have been if the transaction had not been entered into and to protect the interests of the victims of the transaction.

Under Irish insolvency law, pursuant to Section 604 of the 2014 Act, if an Irish company goes into liquidation any payment or any act by it (usually an absolute transfer or a mortgage) relating to property in favor of any creditor which was made or done at a time when the company was unable to pay its debts as they fell due with a view to preferring that creditor over its other creditors and within six months (or two years if that creditor is a “connected person” as defined in Section 559(1) of the 2014 Act) before the onset of the liquidation, shall be a unfair preference and invalid. In addition, under Section 608 of the 2014 Act, if it can be shown on the application of a liquidator, creditor or contributory of an Irish company which is being wound up, to the satisfaction of the Irish High Court, that any property of such company was disposed of (which would include by way of transfer, mortgage or security) and the effect of such a disposal was to perpetrate a fraud on that company, its creditors or members, the Irish High Court may, if it deems it just and equitable, order any person who appears to have use, control or possession of such property or the proceeds of the sale or development thereof to deliver to it or pay a sum in respect of it to the liquidator on such terms as the Irish High Court sees fit. Section 608 does not apply to a disposal that would constitute an unfair preference for the purpose of Section 604 of the 2014 Act. Section 74(3) of the Land and Conveyancing Law Reform Act 2009 of Ireland provides that any conveyance of property made with the intention of defrauding a creditor or other person is voidable by any person thereby prejudiced (though a bona fide purchaser for value without notice is unaffected even if the intention of the transferor was fraudulent).

Under Bermuda insolvency law, the liquidator, on behalf of a company, may apply to the courts to avoid a transaction entered into by that company on the grounds that the transaction constituted a fraudulent preference if the company was insolvent at the time of, or immediately after, the transaction and entered into a formal insolvency proceeding within six months of completion of the transaction. In addition, under Bermuda law, a transaction at less than fair value and made with the dominant intention of putting property beyond the reach of creditors is voidable after an action is successfully brought by an eligible creditor for a period of up to six years from the date of the transaction. A transaction might be challenged if it involved a gift by the company or the company received consideration of significantly less value than the benefit given by such company. A Bermuda court generally will not intervene, however, if a company entered into the transaction in good faith for the purposes of carrying on its business and there were reasonable grounds for believing the transaction would benefit the company. Under Bermuda law, a court (if it deems appropriate) may, upon application by the official receiver, liquidator, creditor or contributory of a company being wound up, order that, where individuals were knowingly parties to the carrying on of a business of that company with the intent of defrauding creditors of the company, or any other person, or of any fraudulent purpose, such individuals be personally held liable without limitation for all or any debt or other liability of that company.

Delivery of security interests in collateral after the issue date increases the risk that the security interests could be avoidable in bankruptcy.

Certain collateral, including real property and after-acquired property, will be secured after the issue date of the notes. If the grantor of such security interest were to become subject to a bankruptcy proceeding after the issue date of the notes, any security interest in collateral delivered after the issue date of the notes could face a greater risk than security interests in place on the issue date of being avoided by the pledgor (as debtor in possession) or by its trustee in bankruptcy as a preference under bankruptcy law if certain events or circumstances exist or occur, including, among others, if the pledgor is insolvent at the time of the pledge, the pledge permits the holders of the notes to receive a greater recovery than if the pledge had not been given and a bankruptcy proceeding in respect of the pledgor is commenced within 90 days following the pledge, or, in certain circumstances, a longer period. To the extent that the grant of any such security interest is avoided as a preference, you would lose the benefit of the security interest.

The collateral securing the notes is subject to obsolescence, impairment, and casualty risks.

We maintain insurance or otherwise insure against certain hazards. There are, however, losses that may be not be insured. The value of the assets that the Issuer and the other guarantors own or lease serving as collateral securing the notes may be materially adversely affected by depreciation and normal wear and tear or because of certain events that may cause damage to these properties. If there is a total or partial loss of any of the pledged collateral, we cannot assure you that any insurance proceeds received by us will be sufficient to satisfy all the secured obligations, including the notes, the Intelsat Jackson Secured Credit Agreement and related guarantees.

With respect to our established deposit accounts that are security for the notes, you will not have a perfected security interest.

We are required to execute deposit account control agreements with respect to certain deposit accounts of Intelsat Jackson. This requirement does not apply to any deposit account of Intelsat Jackson so long as the average daily aggregate balance in such deposit account does not exceed $20 million and does not apply to any deposit account that is a zero balance account, a payroll account or a disbursement account. Consequently, as of the issue date of the notes, we have not entered into a deposit account control agreement with respect to our deposit accounts and the security interest of the holders of the notes in our deposit accounts will not be perfected.

With respect to our owned real properties to be mortgaged as security for the notes, mortgages will not have been recorded prior to the issuance of the notes.

If after the closing of the offering we acquire any real property with a book value or fair market value over $25 million, the Indenture will require us to obtain a lien over such property secured by a mortgage. As of the issue date, we will not have entered into any mortgage with respect to our real property to secure the Notes and are not required to do so. Consequently, as of the issue date of the notes, the security interest of the holders of the notes on our owned real property will not be perfected, and there will be no independent assurance that there are no liens other than those permitted by the indenture encumbering such real properties.

USE OF PROCEEDS

We expect to receive approximately $982.5 million in net proceeds from this offering after giving effect to the initial purchasers discounts and paying fees and expenses related to this offering. We intend to use the net proceeds from the offering for general corporate purposes, which may include working capital purposes and to repay, repurchase, facilitate an exchange for and/or restructure existing debt of the Issuer and/or Intelsat Luxembourg, including intercompany loans payable by the Issuer to Intelsat Luxembourg and its affiliates (such as the Intercompany Loan). At this time we have not determined whether we will repay, repurchase, exchange or restructure indebtedness of the Issuer or Intelsat Luxembourg or both, the specific maturities that will be repaid, repurchased, exchanged or restructured, or the terms or manner in which any such transactions or repayments will be effected. To the extent permitted under the agreements governing the Issuer’s indebtedness, the Issuer may also utilize a portion of the net proceeds to make one or more dividends, loans or other distributions or investments in a restricted subsidiary or an unrestricted subsidiary of the Issuer or Intelsat Luxembourg, which subsidiary could then either use such proceeds to repurchase indebtedness of the Issuer or Intelsat Luxembourg or lend such funds to Intelsat Luxembourg to allow it to repay, repurchase, facilitate an exchange for and/or restructure its debt securities.

See “Risk Factors—Our management will have broad discretion over the use of the proceeds.”

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2015 on an actual and on an as adjusted basis to give effect to the offering. The information in this table should be read in conjunction with the consolidated financial statements and the related notes contained in the Annual Report incorporated by reference in this offering memorandum.

	As of December 31, 2015
	Actual	As Adjusted
	(in thousands)
Long-term debt:
Intelsat Luxembourg
6 3⁄4% Senior Notes due June 2018 (1)(2)	475,000	475,000
Unamortized prepaid debt issuance costs	(2,066)	(2,066)
7 3⁄4% Senior Notes due June 2021 (2)	2,000,000	2,000,000
Unamortized prepaid debt issuance costs	(19,602)	(19,602)
8 1⁄8% Senior Notes due June 2023 (2)	1,000,000	1,000,000
Unamortized prepaid debt issuance costs	(10,870)	(10,870)

Total Intelsat Luxembourg obligations	3,442,462	3,442,462

Intelsat Jackson
Senior Secured Credit Facilities due June 2019 (3)	3,095,000	3,095,000
Unamortized prepaid debt issuance costs and discount	(30,204)	(30,204)
% Senior Notes due , 2024 offered hereby (4)	—	1,000,000

Total Secured Intelsat Jackson obligations	3,064,796	4,064,796

7 1⁄4% Senior Notes due October 2020 (5)	2,200,000	2,200,000
Unamortized prepaid debt issuance costs and premium	(8,248)	(8,248)
7 1⁄4% Senior Notes due April 2019 (5)	1,500,000	1,500,000
Unamortized prepaid debt issuance costs	(8,203)	(8,203)
7 1⁄2% Senior Notes due April 2021 (5)	1,150,000	1,150,000
Unamortized prepaid debt issuance costs	(8,137)	(8,137)
6 5⁄8% Senior Notes due December 2022 (6)	1,275,000	1,275,000
Unamortized prepaid debt issuance costs and premium	20,428	20,428
5 1⁄2% Senior Notes due August 2023 (5)	2,000,000	2,000,000
Unamortized prepaid debt issuance costs	(16,719)	(16,719)

Total Unsecured Intelsat Jackson obligations (7)	8,104,121	8,104,121

Total Intelsat Jackson obligations	11,168,917	12,168,917

Total long-term debt	$14,611,379	$15,611,379

Total shareholders’ deficit	$(4,649,565)	$(4,649,565)
Noncontrolling interest	$29,212	$29,212

Total capitalization	$9,991,026	$10,966,814

(1)	Excludes $25 million aggregate principal amount of notes repurchased in the fourth quarter of 2015 and held in treasury.
(2)	Intelsat Luxembourg’s existing notes are guaranteed by Intelsat S.A., Intelsat Investment Holdings, Intelsat Holdings and Intelsat Investments.
(3)	Guaranteed by Intelsat Luxembourg and certain of Intelsat Jackson’s subsidiaries.
(4)	Guaranteed by Intelsat Luxembourg and certain of Intelsat Jackson’s subsidiaries that guarantee Intelsat Jackson’s obligations under the Intelsat Jackson Secured Credit Agreement

(5)	Guaranteed by Intelsat S.A., Intelsat Investment Holdings, Intelsat Holdings, Intelsat Investments, Intelsat Luxembourg and certain of Intelsat Jackson’s subsidiaries that guarantee Intelsat Jackson’s obligations under the Intelsat Jackson Secured Credit Agreement.
(6)	Guaranteed by Intelsat S.A., Intelsat Investment Holdings, Intelsat Holdings, Intelsat Investments and Intelsat Luxembourg.
(7)	Excludes $347 million due from Intelsat Jackson to Intelsat Intermediate LLC, a direct wholly-owned subsidiary of Intelsat Luxembourg, pursuant to the Intercompany Loan. Such amount is eliminated in consolidation in the financial statements of Intelsat S.A. and its subsidiaries.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Some of the statements in this filing constitute forward-looking statements that do not directly or exclusively relate to historical facts. The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements as long as they are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements.

When used in this filing, the words “may,” “will,” “ might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information. Examples of these forward-looking statements include, but are not limited to, statements regarding the following: our belief that the growing worldwide demand for reliable bandwidth, together with our leadership position in our attractive sector, global scale, efficient operating and financial profile, diversified customer sets and sizeable contracted backlog, provide us with a platform for long-term success; our belief that our next generation Intelsat EpicNG satellites will in the future provide inventory to offset the relatively lower level of business activity expected in our network services sector in the near to mid-term; our expectation that over time new demand for capacity to support the new ultra-high definition could compensate for reductions in demand related to use of new compression technologies in our media business; our belief that building infrastructure, introducing services and investing in related technology will allow us to address sectors that are much larger, and growing much faster, than the sectors we support today; our belief that our efficient operating structure and our strategies will position us to continue to deliver high operating margins; our belief that as we place into service our next generation capacity starting in 2016, we will have increased opportunity to generate organic revenue growth; our expectation that we will not replace our existing fleet of approximately 50 satellites on a one-for-one basis; our expectation that our cost per bit delivered will decrease significantly with our Intelsat EpicNG satellites, the number of station-kept satellites we maintain in our fleet will decline over the course of a 15 year cycle, our capital expenditure efficiency will thereby be enhanced over time, our competitiveness with existing applications will improve, the value we can provide to customers will increase, and that these improvements will also allow us to expand our addressable market into new fixed and mobile broadband applications; the expectation that our investing in a new generation of ground hardware will simplify access to satellite communications, potentially opening much larger and faster growing sectors than those traditionally served by our industry; our expectation that our development partnership with Kymeta Inc. will result in an affordable, flat antenna that could be installed in the automotive sector, enabling connected cars on a global basis; our expectation that our investment in OneWeb will result in a low earth orbit platform that will complement our geostationary orbit satellite services; our expectations of pricing for our services in the future; our ability to efficiently incorporate new technologies into our network to capture growth; our intention to maximize our revenues and returns by managing our capacity in a disciplined and efficient manner; our intention to leverage our satellite launches and orbital rights to supply specialized capabilities for certain customers; the trends we believe will increase demand for satellite services and that we believe will allow us to capture new business opportunities in the future; our intent to consider select acquisitions of complementary businesses or technology; the trends that we believe will impact our revenue and operating expenses in the future; our assessments regarding how long satellites that have experienced anomalies in the past should be able to provide service on their transponders; our assessment of the risk of additional anomalies occurring on our satellites; our expectation that certain anomalies will not result in the acceleration of capital expenditures; our plans for satellite launches in the near term; our expected capital expenditures in 2016 and during the next several years; our belief that the diversity of our revenue and customer base allows us to recognize trends, capture new growth opportunities, and gain experience that can be transferred to customers in other regions; plans related to our capital structure; our belief that the scale of our fleet can reduce the financial impact of any satellite or launch failures and protect against service interruption; and the impact on our financial position or results of operations of pending legal proceedings.

The forward-looking statements made in this filing reflect our intentions, plans, expectations, assumptions and beliefs about future events. These forward-looking statements speak only as of their dates and are not guarantees of future performance or results and are subject to risks, uncertainties and other factors, many of which are outside of our control. These factors could cause actual results or developments to differ materially from the expectations expressed or implied in the forward-looking statements and include known and unknown risks. Known risks include, among others, the risks discussed in “Risk Factors” in this filing, the political, economic and legal conditions in the markets we are targeting for communications services or in which we operate and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular.

Other factors that may cause results or developments to differ materially from the forward-looking statements made in this offering memorandum and the documents incorporated by reference include, but are not limited to:

•	risks associated with operating our in-orbit satellites;

•	satellite launch failures, satellite launch and construction delays and in-orbit failures or reduced satellite performance;

•	potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we pay for such launches;

•	our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations;

•	possible future losses on satellites that are not adequately covered by insurance;

•	U.S. and other government regulation;

•	changes in our contracted backlog or expected contracted backlog for future services;

•	pricing pressure and overcapacity in the markets in which we compete;

•	risks related to our substantial amount of debt and our need to refinance our debt;

•	our ability to access capital markets for debt or equity;

•	the competitive environment in which we operate;

•	customer defaults on their obligations to us;

•	our international operations and other uncertainties associated with doing business internationally;

•	litigation; and

•	other risks discussed under “Risk Factors” in this filing and in our Annual Report on Form 20-F for the year ended December 31, 2015.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee our future results, level of activity, performance or achievements. Because actual results could differ materially from our intentions, plans, expectations, assumptions and beliefs about the future, you are urged not to rely on forward-looking statements in this filing and to view all forward-looking statements made in this filing with caution. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.